As filed with the Securities and Exchange Commission on January 13, 1997
                                                   Registration No. 33-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         Pre-Effective Amendment No. [ ]
                        Post-Effective Amendment No. [ ]

                      DREYFUS GROWTH AND VALUE FUNDS, INC.
               (Exact Name of Registrant as Specified in Charter)

                          200 Park Avenue - 55th Floor
                            New York, New York 10166
                    (Address of Principal Executive Offices)

                                                      (800) 225-5267
                  (Registrant's Area Code and Telephone Number)

                          John E. Pelletier, Secretary
                      Dreyfus Growth and Value Funds, Inc.
                          200 Park Avenue - 55th Floor
                            New York, New York 10166
                     (Name and Address of Agent for Service)

         Approximate Date of Proposed Public Offering: as soon as practicable after this Registration Statement becomes effective.

         The Registrant has filed a declaration registering an indefinite number of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. Accordingly, no filing fee is payable herewith. The Registrant filed on October 30, 1996, the notice required by Rule 24f-2 for its fiscal year ended August 31, 1996.

                      DREYFUS GROWTH AND VALUE FUNDS, INC.
                       CONTENTS OF REGISTRATION STATEMENT


This Registration Statement contains the following documents:


Cover Sheet

Contents of Registration Statement

Cross Reference Sheet

Letter to Shareholders

Notice of Special Meeting

Part A - Prospectus/Proxy Statement

Part B - Statement of Additional Information

Part C - Other Information

Signature Pages

Exhibits

                         DREYFUS AGGRESSIVE GROWTH FUND
                         FORM N-14 CROSS REFERENCE SHEET



         Part A Item No.                                         Prospectus/Proxy
         and Caption                                             Statement Caption
         -----------                                             -----------------



1.       Beginning of Registration Statement and Outside Front   Cover Page
         Cover Page of Prospectus


2.       Beginning and Outside Back Cover Page of Prospectus     Table of Contents

3.       Synopsis Information and Risk Factors                   Summary; Comparison of Investment Objectives and
                                                                 Policies; Risk Factors

4.       Information About the Transaction                       Summary; Reasons for the Reorganization;
                                                                 Information about the Reorganization; Comparative
                                                                 Information on Shareholders' Rights

5.       Information About the Registrant                        Summary; Comparison of Investment Objectives and
                                                                 Policies; Risk Factors; Additional Information
                                                                 About the Acquiring Fund and the Acquired Fund;
                                                                 See Also, the Prospectus of Dreyfus Aggressive
                                                                 Growth Fund, dated December 16, 1996, previously
                                                                 filed on EDGAR, Accession No.
                                                                 0000914775-96-000033.

6.       Information About the Company Being Acquired            Summary; Comparison of Investment Objectives and
                                                                 Policies; Risk Factors; Additional Information
                                                                 About the Acquiring Fund and the Acquired Fund;
                                                                 See Also, the Prospectus of Dreyfus Special
                                                                 Growth Fund, dated May 1, 1996, previously filed
                                                                 on EDGAR, Accession No. 0000053808-96-000017

7.       Voting Information                                      Voting Information

8.       Interest of Certain Persons and Experts                 Summary; Information about the Reorganization

9.       Additional Information Required for Reoffering by       Not Applicable
         Persons Deemed to be Underwriters


                         DREYFUS AGGRESSIVE GROWTH FUND
                         FORM N-14 CROSS REFERENCE SHEET
                                   (continued)


         Part B Item No.                                         Statement of Additional
         and Caption                                             Information Caption
         -----------                                             -------------------


10.      Cover Page                                              Cover Page

11.      Table of Contents                                       Table of Contents

12.      Additional Information About the Registrant             Statement of Additional Information of Dreyfus
                                                                 Aggressive Growth Fund, dated December 16, 1996,
                                                                 previously filed on EDGAR, Accession No.
                                                                 0000914775-96-000033.

13.      Additional Information About the Company Being          Statement of Additional Information of Dreyfus
         Acquired                                                Special Growth Fund, dated May 1, 1996,
                                                                 previously filed on EDGAR, Accession No.
                                                                 0000053808-96-000017

14.      Financial Statements                                    Audited Financial Statements for the Period Ended
                                                                 August 31, 1996, in the Statement of Additional
                                                                 Information of Dreyfus Aggressive Growth Fund,
                                                                 dated December 16, 1996, previously filed on
                                                                 EDGAR, Accession No. 0000914775-96-000033.

                                                                 Annual Report of Dreyfus Special Growth Fund, for
                                                                 Fiscal Year Ended December 31, 1995 previously
                                                                 filed on EDGAR, Accession No. 0000053808-96-000005

                                                                 Semi-Annual Report of Dreyfus Special Growth Fund
                                                                 for Period Ended June 30, 1996 (unaudited),
                                                                 previously filed on EDGAR, Accession No.
                                                                 0000053808-96-000018

                                                                 Pro Forma Financial Statements as of August 31,
                                                                 1996 (unaudited)


         PART C
         ------

         Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                         THE DREYFUS/LAUREL FUNDS TRUST
                           DREYFUS SPECIAL GROWTH FUND
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166

                                                               February __, 1997
Dear Shareholder:

         The Board of Trustees of The Dreyfus/Laurel Funds Trust (the "Trust") has recently reviewed and unanimously endorsed a proposal for the reorganization of Dreyfus Special Growth Fund (the "Fund"), a series of the Trust, that the Trustees judge to be in the best interests of the shareholders of the Fund.

         Under the terms of the proposal, Dreyfus Aggressive Growth Fund (the "Acquiring Fund"), a series of Dreyfus Growth and Value Funds, Inc., would acquire all the assets and assume liabilities of the Fund. Holders of Investor and Class R Shares of the Fund would become shareholders of the Acquiring Fund, receiving (in exchange for such shares) shares of the Acquiring Fund with an aggregate net asset value equal to the aggregate net asset value of their investment in the Fund at the time of the transaction, and the Fund would be terminated. The transaction would, in the opinion of counsel, be free from federal income tax to you and the Fund. The Board of Trustees of the Trust has determined that the proposed reorganization should provide benefits to shareholders due, in part, to enhanced operations.

         Detailed information about the proposed transaction is described in the enclosed prospectus/proxy statement.

         The Board of Trustees has called a Special Meeting of Shareholders to be held April 7, 1997 to consider this transaction. WE STRONGLY INVITE YOUR PARTICIPATION BY ASKING YOU TO REVIEW THE ENCLOSED MATERIAL, AND COMPLETE AND RETURN YOUR PROXY CARD AS SOON AS POSSIBLE.

         I thank you for your participation as a shareholder and urge you to exercise your right to vote by completing, dating, signing and returning the enclosed proxy card. A self-addressed, postage-paid envelope has been enclosed for your convenience.

         If you have any questions regarding the proposed transaction, please call toll-free 1-800-645-6561.


         IT IS VERY IMPORTANT THAT YOUR VOTING INSTRUCTIONS BE RECEIVED NO LATER THAN APRIL 6, 1997.

                                    Sincerely,

                                    Marie E. Connolly,
                                    President, The Dreyfus/Laurel Funds Trust

                         THE DREYFUS/LAUREL FUNDS TRUST
                           DREYFUS SPECIAL GROWTH FUND

                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                    -----------------------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON APRIL 7, 1997
                   -------------------------------------------

         Notice is hereby given that a Special Meeting of Shareholders (the "Meeting") of Dreyfus Special Growth Fund (the "Acquired Fund"), a series of The Dreyfus/Laurel Funds Trust (formerly known as The Laurel Funds Trust and prior to that as The Boston Company Fund) (the "Trust"), will be held at the offices of the Trust, 200 Park Avenue, New York, New York on April 7, 1997 at 10:00 a.m. for the following purposes:

1. For Investor and Class R shareholders of the Acquired Fund to approve or disapprove the Agreement and Plan of Reorganization dated as of December 31, 1996 (the "Plan") providing for (a) the acquisition of all the assets of the Acquired Fund by Dreyfus Aggressive Growth Fund (the "Acquiring Fund"), a series of Dreyfus Growth and Value Funds, Inc. (formerly known as Dreyfus Focus Funds, Inc.), in exchange solely for shares of the Acquiring Fund and the assumption by the Acquiring Fund of liabilities of the Acquired Fund, (b) the distribution of those shares of the Acquiring Fund to the holders of the Investor and Class R Shares of the Acquired Fund in each case in an amount equal in net asset value to the holders of Investor and Class R Shares of the Acquired Fund, and (c) the subsequent termination of the Acquired Fund.

2. To transact any other business that may properly come before the Meeting or any adjournment or adjournments thereof.

         The Trustees of the Trust have fixed the close of business on January 31, 1996 as the record date for the determination of shareholders of the Acquired Fund entitled to notice of and to vote at the Meeting or any adjournment or adjournments thereof.

         IT IS IMPORTANT THAT PROXY CARDS BE RETURNED PROMPTLY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE MEETING IN PERSON ARE URGED WITHOUT DELAY TO SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE POSTAGE PREPAID ENVELOPE PROVIDED, SO THAT THEIR SHARES MAY BE REPRESENTED AT THE MEETING. YOUR PROMPT ATTENTION TO THE ENCLOSED PROXY MATERIALS WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

February __, 1997          By order of the Board of Trustees

                           JOHN E. PELLETIER
                           Secretary

                     INSTRUCTIONS FOR EXECUTING PROXY CARDS

         The following general rules for signing proxy cards may be of assistance to you and avoid the time and expense involved in validating your vote if you fail to sign your proxy card(s) properly.

1. Individual Accounts: Sign your name exactly as it appears in the registration on the proxy card(s).

2. Joint Accounts: Either party may sign, but the name of the party signing should conform exactly to a name shown in the registration on the proxy card(s).

3. All Other Accounts: The capacity of the individual signing the proxy card(s) should be indicated. For example:

         Registration                               Valid Signature
         --------------------                       ---------------------

         Corporate Accounts
         ------------------
         (1)  ABC Corp.                             John Doe, Treasurer
         (2)  ABC Corp.
              c/o John Doe, Treasurer               John Doe, Treasurer
         (3)  ABC Corp. Profit Sharing Plan         John Doe, Trustee

         Trust Accounts
         --------------
         (1)  ABC Trust                             Jane B. Doe, Trustee
         (2)  Jane B. Doe, Trustee
              u/t/d/ 12/28/78                       Jane B. Doe, Trustee


         Custodial or Estate Accounts
         ----------------------------

         (1)  John B. Smith, Cust.
              f/b/o John B. Smith, Jr. UGMA         John B. Smith
         (2)  John B. Smith                         John B. Smith, Jr., Executor

                         DREYFUS AGGRESSIVE GROWTH FUND
                A SERIES OF DREYFUS GROWTH AND VALUE FUNDS, INC.
                                    ---------

                           DREYFUS SPECIAL GROWTH FUND
                   A SERIES OF THE DREYFUS/LAUREL FUNDS TRUST
                                    ---------

                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 1-800-645-6561

                PROSPECTUS/PROXY STATEMENT DATED FEBRUARY 12, 1997

         This Prospectus/Proxy Statement (the "Proxy Statement") is being furnished to shareholders of Dreyfus Special Growth Fund (the "Acquired Fund"), a separate, diversified portfolio of The Dreyfus/Laurel Funds Trust (formerly known as The Laurel Funds Trust and prior to that known as The Boston Company
Fund) (the "Trust"), a management investment company, in connection with a proposed Agreement and Plan of Reorganization (the "Plan") between the Trust, on behalf of the Acquired Fund, and Dreyfus Growth and Value Funds, Inc. (formerly known as Dreyfus Focus Funds, Inc.) (the "Company"), a management investment company, on behalf of Dreyfus Aggressive Growth Fund (the "Acquiring Fund"), a separate, diversified portfolio of the Company, to be submitted to shareholders of the Acquired Fund for consideration at a Special Meeting of Shareholders to be held on April 7, 1997 at 10:00 a.m. Eastern time, at the offices of the Trust, 200 Park Avenue, New York, New York, and any adjournments thereof (the "Meeting"). A conformed copy of the Plan is attached to this Proxy Statement as Appendix A.

         AVAILABLE INFORMATION. This Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Acquiring Fund that shareholders of the Acquired Fund should know before voting on the Plan and receiving Acquiring Fund Shares (as defined below). A Prospectus dated December 16, 1996, describing the Acquiring Fund in greater detail, and the Acquiring Fund's Annual Report for the period ended August 31, 1996 (including its audited financial statements for the period then ended), accompany this Proxy Statement. Certain relevant documents listed below have been filed with the Securities and Exchange Commission ("SEC"), are incorporated herein in whole or in part by reference, and are available upon request and without charge by calling toll-free 1-800-645-6561 or by writing to 144 Glenn Curtiss Boulevard, Uniondale, New York 11566-0144.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. THE NET ASSET VALUE OF FUNDS OF THIS TYPE WILL FLUCTUATE FROM TIME TO TIME.

         A Statement of Additional Information dated February 12, 1997, relating to this Proxy Statement, incorporating by reference the audited financial statements of the Acquiring Fund at August 31, 1996, and the audited financial statements of the Acquired Fund at December 31, 1995, has been filed with the SEC and is incorporated by reference in its entirety into this Proxy Statement. A Statement of Additional Information relating to the Acquiring Fund's Prospectus dated December 16, 1996, has also been filed with the SEC and is incorporated by reference in its entirety into this Proxy Statement. A copy of such Statements of Additional Information of the Acquiring Fund are available from the Acquiring Fund through the toll-free number and at the address above.

         The Prospectus of the Trust describing the Acquired Fund dated May 1, 1996, and a Statement of Additional Information of the same date relating to that Prospectus, are incorporated by reference herein in their entirety. Copies of that Prospectus and Statement of Additional Information, the Annual Report of the Acquired Fund for its fiscal year ended December 31, 1995, including its audited financial statements, and the Semi-Annual Report of the Acquired Fund for the period ended June 30, 1996, including its unaudited financial statements, are also available from the Acquired Fund through the toll-free number and at the address above.

         THE FUNDS. The Dreyfus Corporation ("Dreyfus"), a wholly-owned subsidiary of Mellon Bank, N.A. ("Mellon Bank"), serves as investment manager to both the Acquiring Fund and the Acquired Fund (together, the "Funds," or individually, a "Fund"). The Acquiring Fund seeks capital appreciation. It does so by investing principally in a portfolio of publicly-traded equity securities of domestic and foreign issuers which would be characterized as "growth" companies according to criteria established by Dreyfus. The Acquiring Fund offers a single class of shares. The Acquired Fund seeks above-average growth of capital without regard to income. It does so through investments principally in securities of issuers thought to have significant growth potential. The Acquired Fund offers two classes of shares -- Investor Shares and Class R Shares.

         THE PLAN. The Plan provides for all the assets of the Acquired Fund to be acquired by the Acquiring Fund in exchange solely for shares of the Acquiring Fund (the "Acquiring Fund Shares") and the assumption by the Acquiring Fund of liabilities of the Acquired Fund. Those Acquiring Fund Shares will then be distributed to holders of Investor and Class R Shares of the Acquired Fund (together, the "Acquired Fund Shares"), in liquidation of the Acquired Fund, and the Acquired Fund will be terminated. (All such transactions are referred to herein as the "Reorganization"). As a result of the Reorganization, each holder of Acquired Fund Shares will receive that number of full and fractional Acquiring Fund Shares having an aggregate net asset value equal to the aggregate net asset value of such shareholder's Acquired Fund Shares held as of the time of the Reorganization. The Funds have been advised by counsel that the Reorganization will constitute a tax-free reorganization for federal income tax purposes.

         Holders of Investor and Class R shares of the Acquired Fund are requested to vote to approve the Plan.

                                TABLE OF CONTENTS

                                                                            PAGE

Summary.......................................................................4

Reasons for the Reorganization...............................................10

Information About the Reorganization.........................................11

Comparison of Investment Objectives and Policies.............................14

Risk Factors.................................................................16

Comparative Information on Shareholders' Rights..............................19

Additional Information About the Acquiring Fund and the Acquired Fund........21

Other Business...............................................................22

Voting Information...........................................................22

Financial Statements and Experts.............................................24

Legal Matters................................................................25

Appendix A:  Agreement and Plan of Reorganization............................A-1

                                     SUMMARY

         THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ADDITIONAL INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT, THE PROSPECTUS OF THE ACQUIRING FUND DATED DECEMBER 16, 1996, THE PROSPECTUS OF THE ACQUIRED FUND DATED MAY 1, 1996, AND THE PLAN, A COPY OF WHICH IS ATTACHED TO THIS PROXY STATEMENT AS APPENDIX A.

         PROPOSED REORGANIZATION. The Plan provides for the transfer of all the assets of the Acquired Fund in exchange solely for the Acquiring Fund Shares and the assumption by the Acquiring Fund of liabilities of the Acquired Fund. Under the Plan, those Acquiring Fund Shares will then be distributed to holders of the Acquired Fund Shares, in liquidation of the Acquired Fund, and the Acquired Fund will be terminated. As a result of the Reorganization, each holder of Acquired Fund Shares will receive that number of Acquiring Fund Shares having an aggregate net asset value equal to the aggregate net asset value of such shareholder's Acquired Fund Shares held as of the close of regular trading on the New York Stock Exchange (the "NYSE") on the date of the Reorganization (the "Closing Date"). See "Information About the Reorganization."

         For the reasons set forth below under "Reasons for the Reorganization," the Board of Trustees of the Trust, including the Trustees who are not "interested persons," as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act") (the "non-interested" Trustees), of the Trust has unanimously determined that the Reorganization would be in the best interests of the Acquired Fund and its shareholders and that the interests of the Acquired Fund's existing shareholders will not be diluted as a result of the Reorganization. The Trust's Board of Trustees has therefore submitted the Plan for the approval of the Acquired Fund's shareholders. In addition, the Company's Board of Directors, including the Company's non-interested Directors, has unanimously determined that the Reorganization would be in the best interests of the Acquiring Fund and that the interests of the Acquiring Fund's existing shareholders will not be diluted as a result of the Reorganization.

 THE BOARD OF TRUSTEES OF THE TRUST UNANIMOUSLY RECOMMENDS APPROVAL OF THE PLAN.

         Approval of the Plan on the part of the Acquired Fund will require the affirmative vote of "a majority of the outstanding voting securities" of the Acquired Fund and of each class thereof, which for this purpose means the affirmative vote of the lesser of: (i) 67% of the voting securities of the Acquired Fund or class present at the Meeting, if the holders of more than 50% of the outstanding voting securities of the Acquired Fund or class are present or represented by proxy, or (ii) more than 50% of the outstanding voting securities of the Acquired Fund or class. See "Voting Information."

         If the shareholders of the Acquired Fund do not vote to approve the Plan, the Trustees of the Trust will continue the management of the Acquired Fund and may consider other alternatives in the best interests of the shareholders.

         TAX CONSEQUENCES. The Trust has been advised by its counsel, Kirkpatrick & Lockhart LLP, to the effect that the Reorganization will constitute a tax-free reorganization for federal income tax purposes and that, accordingly, no gain or loss will be recognized for those purposes as a result of the Reorganization either to the Acquired Fund (except, possibly, with respect to certain hedging instruments held by the Acquired Fund) or to its shareholders. Consequently, the holding period and aggregate tax basis of the

Acquiring Fund Shares that are to be received by each holder of Acquired Fund Shares will be the same as the holding period and aggregate tax basis of the Acquired Fund Shares previously held by such shareholder. In addition, the holding period and tax basis of the assets to be transferred to the Acquiring Fund (other than the instruments mentioned above) will be the same in the Acquiring Fund's hands as in the Acquired Fund's hands immediately prior to the Reorganization. See "Information About the Reorganization -- Federal Income Tax Consequences."

         INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS. The Acquiring Fund's investment objective is capital appreciation. It seeks to achieve this investment objective by investing at least 65% of its assets (except when maintaining a temporary defensive position) in a portfolio of publicly-traded equity securities of domestic and foreign issuers which are characterized as "growth" companies according to criteria established by Dreyfus. The Acquiring Fund may invest up to 30% of its total assets in securities of foreign companies which are not publicly-traded in the United States and the debt securities of foreign governments. The 's securities selections generally will be made without regard to an issuer's market capitalization.

         The Acquired Fund seeks above-average capital growth without regard to income. It seeks to achieve this investment objective through investments principally in securities of issuers thought to have significant growth potential. The Acquired Fund places emphasis on smaller companies believed to possess above-average growth opportunities. Investments will also be made in larger, more established companies which appear to have opportunities for above-average growth. In addition, the Acquired Fund looks for issuers with unique or proprietary products or services leading to a rapidly growing market share, and for issuers with well-above-average sales and earnings growth expected for the next several years.

         Although the respective investment objectives and policies of the Acquiring Fund and the Acquired Fund are similar in their concentration in companies believed to have above-average potential for growth, shareholders of the Acquired Fund should consider certain differences in such objectives and policies. See "Comparison of Investment Objectives and Policies." IN ADDITION, SHAREHOLDERS OF THE ACQUIRED FUND SHOULD RECOGNIZE THAT THE ACQUIRING FUND HAS BEEN IN OPERATION FOR ONLY APPROXIMATELY 16 MONTHS AND THAT THE NET ASSET VALUE PER SHARE OF THE ACQUIRING FUND IS LIKELY TO BE VOLATILE. FOR THE FISCAL PERIOD ENDED AUGUST 31, 1996, THE ACQUIRING FUND'S TOTAL RETURN WAS 81.68% (UNANNUALIZED) AS STATED IN ITS ANNUAL REPORT FOR SUCH PERIOD (A COPY OF WHICH ACCOMPANIES THIS PROSPECTUS). FOR THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 1996, THE ACQUIRING FUND'S TOTAL RETURN WAS 20.64%. THE PERFORMANCE OF THE ACQUIRING FUND DURING THESE PERIODS IS NOT NECESSARILY INDICATIVE OF ITS FUTURE RESULTS.
         MANAGEMENT AND OTHER SERVICE PROVIDERS. The business affairs of the Company are managed by its Board of Directors, and the business affairs of the Trust are managed by its Board of Trustees.

         Dreyfus, a wholly-owned subsidiary of Mellon Bank, serves as the investment manager for both the Acquiring Fund and the Acquired Fund. As of September 30, 1996, Dreyfus managed or administered approximately $81 billion in assets for more than 1.7 million investor accounts nationwide.

         Each Fund's primary portfolio manager is Michael L. Schonberg. He has held that position with the Acquiring Fund since September, 1995 and with the Acquired Fund since February, 1996. He has been employed by Dreyfus since July, 1995. Prior to joining Dreyfus, Mr. Schonberg was a General Partner of Omega Advisors since 1994 and, for more than five years prior thereto, Chief Investment Officer and a Managing Director at UBS Asset Management.

         Premier Mutual Fund Services, Inc. ("Premier") acts as distributor for both Funds, and Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, is the transfer agent for both Funds. Mellon Bank, One Mellon Bank Center, Pittsburgh, Pennsylvania 15258, serves as custodian for both Funds.

         FEES AND EXPENSES. The Acquiring Fund has agreed to pay Dreyfus, as its investment manager, a fee, computed daily and payable monthly, at the annual rate of .75 of 1% of the value of its average daily net assets. The Acquiring Fund's shares are subject to a Shareholder Services Plan whereby the Acquiring Fund pays Premier for the provision of certain shareholder services to Acquiring Fund shareholders a fee at the annual rate of .25 of 1% of the value of the Acquiring Fund's average daily net assets. See "Purchase and Redemption Procedures." In addition, the Acquiring Fund pays expenses to third parties for the provision of custody, transfer agency, legal, audit and other services.

         The Acquiring Fund engages in leveraging activity and in so doing incurs expenses for interest and loan commitment fees. See "Risk Factors - Borrowing." Interest expenses and loan commitment fees for the Acquiring Fund for the period from September 29, 1995 (commencement of operations) to August 31, 1996 amounted to .24% of the Acquiring Fund's average daily net assets, or
 .26% of the Acquiring Fund's average daily net assets on an annualized basis. Total fund operating expenses for the Acquiring Fund, including interest expense and loan commitment fees, for such period were 1.70% of the Acquiring Fund's average daily net assets on an annualized basis. From time to time, Dreyfus may waive receipt of a portion or all of its fees, or voluntarily assume certain expenses of the Acquiring Fund, either of which would have the effect of lowering the overall expense ratio of the Acquiring Fund and increasing yield to
investors.   Dreyfus  has  agreed,   for  the  two-year  period   following  the
consummation of the Reorganization, to waive receipt of a portion of the Acquiring Fund's management fee, and/or absorb certain operating expenses of the Acquiring Fund, so that total operating expenses of the Acquiring Fund, including interest expense and loan commitment fees, are limited to 1.20% of its average daily net assets.

         Shares of the Acquiring Fund acquired on or after February 28, 1997, and redeemed or exchanged less than 15 days after they are acquired, will be subject to a redemption fee equal to 1% of the net asset value of shares redeemed or exchanged. See "Purchase and Redemption Procedures".

         The Acquired Fund currently pays Dreyfus, as its investment manager, a fee, computed daily and payable monthly, at the annual rate of 1.15% of the value of its average daily net assets less certain expenses. Dreyfus arranges and pays for all of the expenses of the Acquired Fund, except brokerage fees, taxes, interest, Rule 12b-1 fees, and extraordinary expenses. In addition, the Acquired Fund's Investor Shares are sold subject to a distribution plan adopted by the Acquired Fund pursuant to Rule 12b-1 under the 1940 Act ("12b-1 plan"), under which fees are assessed at an annual rate of .25 of 1% of average daily net assets attributable to the Investor Shares. See "Purchase and Redemption Procedures."

         Prior to April 4, 1994, the Acquired Fund operated pursuant to a predecessor investment management agreement under which it paid a fee to its investment manager at an annual rate of 1.00% of its average daily net assets, and the Acquired Fund arranged and separately paid for administrative, custody, transfer agency, fund accounting, securities registration, legal and audit services.

         The following table shows the actual annual fund operating expenses allocable to the Investor and Class R Shares of the Acquired Fund for the

Acquired Fund's fiscal year ended December 31, 1995, the actual annual fund operating expenses paid by the Acquiring Fund for its fiscal period ended August 31, 1996, and estimated total annual fund operating expenses to be paid by the Acquiring Fund after giving effect to the Reorganization (the "Combined Fund" in the table) with and without the two year voluntary expense limitation agreed to by Dreyfus.

ANNUAL FUND OPERATING EXPENSES
(as a percentage of average daily net assets)*



                           Acquired Fund        Acquiring Fund
                           (12 month period     (Fiscal Period
                           Ended 8/31/96)       Ended 8/31/96)               Combined Fund
                           --------------       --------------               -------------
                                                                                           (Two year
                           Investor Class R                                                voluntary
                           Shares   Shares                                (no cap)           cap)
                           ------   ------                                --------           ----

Management Fees            1.15%    1.15%       .75%**                     .75%             .60%****
12b-1 Fees                   .25%    none       none                       none              none
Other Expenses              .00%     .00%       .95%**+                    .60%***+         .60%****+
                           -----    -----       -----                      ----             ----
Total Fund
Operating Expenses         1.40%    1.15%      1.70%**                     1.35%***         1.20%****


         EXAMPLE: You would pay the following expenses on a $1,000 investment, assuming (1) a 5% annual return and (2) redemption at the end of each time period.


         1 year            $  14    $  12       $  17                      $ 14             $ 12
         3 years           $  44    $  37       $  54                      $ 43             $ 40
         5 years           $  77    $  63       $  92                      $ 74             $ 71
         10 years          $168     $140        $ 201                      $162             $160


* The table does not reflect a 1% redemption fee that will be imposed by the Acquiring Fund on shares acquired on or after February 28, 1997 and redeemed or exchanged less than 15 days following the issuance of such shares.
**       Management  Fees  and  Total  Fund  Operating  Expenses  have  not been restated to reflect a voluntary undertaking by Dreyfus, through the fiscal period ended August 31, 1996, to waive its fee or bear certain expenses to the extent that the Acquiring Fund's expenses, including management fees but excluding interest expense and loan commitment fees, exceeded 1.25% of the value of the Acquiring Fund's average daily net assets. The expenses noted above, after such fee waiver or reimbursement, were: Management Fees --.57%, Other Expenses --.68% and Total Fund Operating Expenses -- 1.25%.
*** Other Expenses (annualized, as a percentage of average daily net assets) reflect the increase in the average assets of the Acquiring Fund that is expected to result from the consummation of the
         Reorganization. Accordingly, Total Fund Operating Expenses, as a percentage of average daily net assets, are expected to be reduced as a result of the Reorganization.
**** Dreyfus has agreed to limit the Acquiring Fund's Total Fund Operating Expenses to 1.20% of the Acquiring Fund's average daily net assets for a period of two years following the completion of the Reorganization. Management fees may be higher than indicated and Other Expenses may be reduced pursuant to this limitation.
+ The Acquiring Fund pays a fee of .25% of its average daily net assets pursuant to its Shareholder Services Plan, which is included in "Other
         Expenses."  Other  Expenses   includes   interest   expense  and  loan
         commitment fees related to the Acquiring Fund's leveraging activities, which for the period ended August 31, 1996, were .26% (annualized) of the Acquiring Fund's average daily net assets. Interest expense and loan commitment fees in subsequent periods may be higher or lower, depending on the degree to which the Acquiring Fund engages in such activities. Operating Expenses for the Combined Fund are based on interest expenses and loan commitment fees of .11% of the average daily net assets of the Combined Fund.

THE AMOUNTS LISTED ABOVE SHOULD NOT BE CONSIDERED AS REPRESENTATIVE OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE
INDICATED. MOREOVER, WHILE THE EXAMPLE ASSUMES A 5% ANNUAL RETURN, A FUND'S ACTUAL PERFORMANCE WILL VARY AND MAY RESULT IN ACTUAL RETURNS GREATER OR LESS THAN 5%.

          PURCHASE AND REDEMPTION PROCEDURES. The Acquired Fund offers two classes of shares: Investor and Class R Shares. Investor Shares are sold primarily to retail investors by Premier and by banks, securities brokers or dealers and other financial institutions (including Mellon Bank and its affiliates) (collectively, "Agents") that have entered into a Selling Agreement with Premier. Class R Shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, or to customers who have received and hold shares distributed to them by virtue of such an account or relationship. The Acquiring Fund offers a single class of shares that are also offered by Agents that have entered into a Selling Agreement with Premier and are also directly available from Premier.

         All shares of each Fund are sold without a sales charge at their respective net asset values per share determined as of the close of trading on the floor of the NYSE on the day the purchase order is deemed accepted. The Acquiring Fund has adopted a Shareholder Services Plan pursuant to which it pays Premier for the provision of certain services to Acquiring Fund shareholders a fee at the annual rate of .25 of 1% of the value of that Fund's average daily net assets. The services provided pursuant to the Shareholders Services Plan may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Acquiring Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. Shares of the Acquiring Fund acquired by purchase or exchange after February 28, 1997 and redeemed or exchanged less than 15 days after they are acquired, will be subject to a redemption fee of 1% of the value of the shares redeemed or exchanged. The redemption fee will be retained by the Acquiring Fund and will be used to offset expenses associated with these short-term transactions. No redemption fee will be charged on the redemption or exchange of shares (1) through the Acquiring Fund's Automatic Withdrawal Plan or Dreyfus Auto-Exchange Privilege, (2) through accounts that are reflected on the records of the Transfer Agent as omnibus accounts approved by Dreyfus Service Corporation, (3) through accounts established by Service Agents approved by Dreyfus Service Corporation that utilize the National Securities Clearing Corporation's networking system, or (4) acquired through the reinvestment of dividends or capital gains distributions. For purposes of calculating the 15-day holding period, the Acquiring Fund will employ the "first in, first out" method, which assumes that the shares redeemed or exchanged are the ones held the longest. The redemption fee may be waived, modified or terminated at any time.

         Investor Shares of the Acquired Fund are sold subject to the Acquired Fund's 12b-1 plan, under which the Acquired Fund spends annually up to .25 of 1% of the value of the average daily net assets attributable to Investor Shares to compensate Dreyfus Service Corporation, an affiliate of Dreyfus, for shareholder servicing activities and Premier for shareholder servicing activities and for activities or expenses primarily intended to result in the sale of Investor Shares.

         EXCHANGE PRIVILEGES. Shareholders of the Acquired Fund may exchange those shares for shares of the same class of certain other funds advised by Dreyfus. Shareholders of the Acquired Fund are limited to six exchanges out of that Fund during a calendar year. Shareholders of the Acquiring Fund may exchange shares thereof for shares of certain other funds advised by Dreyfus. Currently, there is no limit on the number of exchanges for shareholders of the Acquiring Fund. As part of the Reorganization, each holder of Investor or Class R Shares of the Acquired Fund who receives Acquiring Fund Shares will be entitled to the exchange privileges offered by the Acquiring Fund. In the case of each Fund, except for personal retirement plans, the shares being exchanged and the shares of the fund being acquired must have a current value of at least $500 and otherwise meet the minimum investment requirement of the fund being acquired. For further information see "Shareholder Services -- Fund Exchanges" in the accompanying Prospectus of the Acquiring Fund and the Prospectus of the Acquired Fund (which is available upon request).

         DIVIDENDS. The policies of each Fund with regard to dividends and other distributions are similar. Each Fund's policy is to declare and pay dividends from net investment income annually and to distribute net realized capital and foreign currency gains, if any, once a year. Unless a shareholder instructs that dividends and other distributions be paid in cash and credited to the shareholder's account at the transfer agent, dividends and other distributions will be reinvested automatically in additional shares of the Fund at net asset value. Shareholders of the Acquired Fund that have elected to receive dividends and other distributions in cash will continue to receive distributions in such manner from the Acquiring Fund. Subsequent to the Reorganization, former shareholders of the Acquired Fund that received dividends or other distributions therefrom in cash may elect at any time to have their dividends and other distributions from the Acquiring Fund reinvested automatically in additional shares of the Acquiring Fund by writing to the Acquiring Fund. See "Dividends, Distributions and Taxes" in the accompanying Prospectus of the Acquiring Fund.


                         REASONS FOR THE REORGANIZATION

         The Board of Trustees of the Trust has determined that it is advantageous to combine the Acquired Fund with the Acquiring Fund. The Funds have substantially similar investment objectives, restrictions and policies, and the same adviser, primary portfolio manager, transfer agent, custodian and distributor.

         The  Board  of   Trustees  of  the  Trust  has   determined   that  the
Reorganization should provide certain benefits to the Acquired Fund shareholders. In making such determination, the Board of Trustees considered, among other things: the benefit to the Acquired Fund of consolidations that would promote more efficient operations through the elimination of duplication of services and the greater portfolio diversification and more efficient portfolio management resulting from a larger asset base (including the possibility of reduced commissions or more favorable pricing based on larger portfolio transactions); the comparative investment performance of the Funds (while considering that without the absorption by Dreyfus of certain expenses the Acquiring Fund's performance would have been lower and that the Acquiring Fund's limited asset size, combined with a period of high stock market performance and the Acquiring Fund's leveraging activities, may have contributed to the high returns of the Acquiring Fund, which may not be replicated over the long term); and the advantages of eliminating duplication inherent in marketing funds with similar investment objectives, which could lead to increased growth of the combined Acquiring Fund following the Reorganization.

         The Board of Trustees also noted that, although the Acquiring Fund's annualized total operating expenses were 1.70% of average daily net assets for the period ended August 31, 1996, the relatively small amount of assets in the Acquiring Fund during its start-up caused the Acquiring Fund's average assets to be lower for the entire period, leading, in turn, to a higher expense ratio. The Board further noted that, based on the average assets of the Acquiring Fund and the Acquired Fund for the three-month period ended August 31, 1996, Dreyfus expects the PRO FORMA total fund operating expenses for the Acquiring Fund as a percentage of average daily net assets, without giving effect to the two-year voluntary limitation by Dreyfus on total fund operating expenses, to be approximately 1.44% of average daily assets, of which .24% would be attributable to fees and expenses related to the Acquiring Fund's leveraging activities. The Board considered that, based on such three month period ended August 31, 1996, Dreyfus expects the Acquiring Fund's total fund operating expenses as a percentage of average daily net assets, excluding fees and expenses related to leveraging activities, to be 1.20%, or .20% lower than that ratio applicable to the Acquired Fund's Investor Shares and 0.05% higher than that ratio applicable to the Acquired Fund's Class R Shares. The Board also considered that Dreyfus had agreed to limit total fund operating expenses to 1.20% of the Acquiring Fund's average daily net assets for a period of two years following the Reorganization. Finally, the Board of Trustees considered the estimated costs to be incurred by the Acquired Fund pursuant to the Reorganization.

         In addition, the Board of Trustees of the Trust was advised by Dreyfus that, although the same individual currently serves as portfolio manager of both the Acquired Fund and the Acquiring Fund, the Funds had different portfolio managers prior to February 1, 1996. Furthermore, the Acquired Fund, which commenced operations in May, 1982, had an investment adviser that was unaffiliated with Dreyfus prior to August, 1994. As a result, although the Funds have similar investment objectives, the management policies and investment techniques of the Funds do differ, and those of the Acquiring Fund are more consistent with those that Dreyfus currently finds more desirable in managing growth funds of this type.

         In light of the foregoing, the Board of Trustees of the Trust, including the non-interested Trustees, determined that it is in the best interests of the Acquired Fund and its shareholders to combine with the Acquiring Fund and that a combination of the Funds will not result in a dilution of the Acquired Fund's shareholders' interests.


                      INFORMATION ABOUT THE REORGANIZATION

         PLAN OF REORGANIZATION. The following summary of the Plan is qualified in its entirety by reference to the Plan (Appendix A hereto). The Plan provides that the Acquiring Fund will acquire all the assets of the Acquired Fund. In exchange for those assets, the Acquired Fund will receive Acquiring Fund Shares with an aggregate net asset value equal to that of the assets transferred minus the liabilities of the Acquired Fund that will be assumed by the Acquiring Fund on the Closing Date. Prior to the Closing Date, the Acquired Fund will endeavor to discharge all of its known liabilities and obligations. The Acquiring Fund will not assume any liabilities or obligations of the Acquired Fund other than those reflected in an unaudited statement of assets and liabilities of the Acquired Fund prepared as of the close of regular trading on the NYSE on the Closing Date (the "Valuation Time") and certain indemnification obligations. The number of full and fractional Acquiring Fund Shares to be issued to the Acquired Fund's shareholders will be determined by dividing the aggregate net asset value of the Acquired Fund by the net asset value of one Acquiring Fund Share, each computed as of the Valuation Time.

         Both the Acquired Fund and the Acquiring Fund will utilize Dreyfus as agent to determine the value of their respective portfolio securities. The method of valuation employed by each Fund will be consistent with the requirements set forth in the Fund's Prospectus, Rule 22c-1 under the 1940 Act, and the interpretation of such rule by the SEC's Division of Investment Management.

         As soon after the Closing Date as conveniently practicable, the Acquired Fund will distribute in kind PRO RATA to its shareholders of record as of the Valuation Time, in liquidation of the Acquired Fund, the Acquiring Fund Shares received by the Acquired Fund pursuant to the Reorganization. Such distribution will be accomplished by establishing an account in the name of each holder of Acquired Fund Shares on the share records of the Acquiring Fund's transfer agent and transferring to each such account a number of Acquiring Fund Shares equal to the aggregate net asset value of Acquired Fund Shares held by such shareholder divided by the net asset value of one Acquiring Fund Share.

Each account will represent the respective PRO RATA number of full and fractional Acquiring Fund Shares due to such shareholder of the Acquired Fund. The Acquiring Fund Shares received pursuant to the Reorganization will not be subject to the Acquiring Fund's redemption fee. After such distribution and the winding up of its affairs, the Acquired Fund will be terminated.

         On or before the Closing Date, the Acquired Fund shall have declared a dividend and/or other distributions that, together with all previous dividends and other distributions, shall have the effect of distributing to the Acquired Fund's shareholders all investment company taxable income for all taxable years ending on or prior to the Closing Date and for its current taxable year through the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gain realized in all such taxable years (after reduction for any capital loss carryforward).

         The consummation of the Reorganization is subject to the conditions set forth in the Plan, including the condition that the parties to the Reorganization shall have received exemptive relief from the SEC with respect to certain restrictions under the 1940 Act that could otherwise impede or inhibit consummation of the Reorganization. Notwithstanding approval of the Acquired Fund's shareholders, the Plan may be terminated at any time at or prior to the Closing Date by either party because: (a) its governing board determines that circumstances have developed that make proceeding with the Reorganization inadvisable; (b) a material breach by the other party of any representation, warranty, or agreement contained therein has occurred; or (c) a condition to the obligation of the terminating party cannot reasonably be met.

         The expenses of the Reorganization are expected to be approximately $82,000. The Funds will bear these expenses PRO RATA according to the aggregate net assets of each Fund on the Closing Date. Costs and fees of the Reorganization shall be the responsibility of the Funds whether or not the Reorganization is consummated. The expenses of the Funds will be charged against the assets of the relevant Fund at or prior to the Reorganization.

         If the Reorganization is not approved by the shareholders of the Acquired Fund, the Board of Trustees of the Trust will continue the management of the Acquired Fund and may consider other possible courses of action.

         THE BOARD OF TRUSTEES OF THE TRUST UNANIMOUSLY RECOMMENDS APPROVAL OF THE PLAN.

         DESCRIPTION OF SHARES OF THE ACQUIRING FUND AND THE ACQUIRED FUND. Full and fractional shares of common stock (without class) of the Acquiring Fund will be issued for both Investor and Class R Shares of the Acquired Fund in accordance with the procedures detailed in the Plan. All issued and outstanding Acquired Fund Shares, including those represented by certificates, will be canceled. Generally, the Acquiring Fund does not issue share certificates to shareholders unless a specific request is submitted to the Acquiring Fund's transfer agent. Similar to the Acquired Fund Shares, the Acquiring Fund Shares to be issued in the Reorganization will have no preemptive or conversion rights.

         FEDERAL INCOME TAX CONSEQUENCES. The exchange of the Acquired Fund's assets for Acquiring Fund Shares and the Acquiring Fund's assumption of liabilities of the Acquired Fund is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Code"). The Company, on behalf of the Acquiring Fund, and the Trust, on behalf of the Acquired Fund, have received an opinion from Kirkpatrick & Lockhart LLP, the Trust's counsel, substantially to the effect that, on the basis of the facts and assumptions stated therein and the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules and pronouncements and court decisions, for federal income tax purposes:

         (1) The Acquiring Fund's acquisition of all the Acquiring Fund's assets in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of liabilities of the Acquired Fund, followed by the distribution of those shares PRO RATA to the shareholders of the Acquired Fund constructively in exchange for Acquired Fund Shares, will constitute a "reorganization" within the meaning of section 368(a)(1)(C) of the Code, and each Fund will be a "party to a reorganization" within the meaning of section 368(b) of the Code;

         (2) No gain or loss will be recognized to the Acquired Fund on the transfer of its assets to the Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Acquired Fund's liabilities or on the subsequent distribution of those shares to the Acquired Fund's shareholders in exchange for their Acquired Fund Shares;

         (3) No gain or loss will be recognized to the Acquiring Fund on its receipt of the assets from the Acquired Fund in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Acquired Fund's liabilities;

         (4) The Acquiring Fund's basis for the transferred assets will be the same as the basis of those assets in the Acquired Fund's hands immediately before the Reorganization, and the Acquiring Fund's holding period for those assets will include the period during which the assets were held by the Acquired Fund;

         (5) No gain or loss will be recognized to an Acquired Fund shareholder on the constructive exchange of all the shareholder's Acquired Fund Shares solely for Acquiring Fund Shares pursuant to the Reorganization; and

         (6) An Acquired Fund shareholder's basis for the Acquiring Fund Shares to be received by the shareholder in the Reorganization will be the same as the basis for the shareholder's Acquired Fund Shares to be constructively surrendered in exchange for those Acquiring Fund Shares; and the shareholder's holding period for those Acquiring Fund Shares will include the shareholder's holding period for those Acquired Fund Shares, provided they are held as capital assets by the shareholder on the Closing Date.

         Notwithstanding paragraphs (2) and (4) above, such counsel's opinion may state that no opinion is expressed as to the effect of the Reorganization on the Acquired Fund, the Acquiring Fund or any Acquired Fund shareholder with respect to any asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

         Shareholders of the Acquired Fund should consult their tax advisers regarding the effect, if any, of the Reorganization in light of their individual circumstances. Because the foregoing discussion only relates to the federal income tax consequences of the Reorganization, those shareholders also should consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.

         CAPITALIZATION. The following table shows the capitalization of the Acquiring Fund and the Acquired Fund as of August 31, 1996, and on a pro forma basis as of that date, giving effect to the Reorganization:



                                   Acquired Fund               Acquiring         Pro Forma
                                   -------------               ---------         ---------
                                                                 Fund            After
                                                                 ----            -----
                                                                                 Reorganization
                                                                                 --------------
                      Investor           Class R
                      --------           -------



Net Assets            $56,049,660        $4,480,487          $119,340,536         $179,870,683

Net Asset             $18.47             $18.72              $22.71               $22.71
  Value Per
  Share

Shares                 3,035,269         239,400              5,256,078           7,921,430
 Outstanding




         As of January 31, 1997, there were ____________ shares of the Acquiring Fund outstanding.

                                   [RESERVED]

         As of January 31, 1997, the officers and Directors of the Company and the officers and Trustees of the Trust, respectively, beneficially owned as a group less than 1% of the outstanding shares of the Acquiring Fund. To the best knowledge of the Directors of the Acquiring Fund, as of January 31, 1997, no other shareholder or "group" (as that term is used in Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), owned beneficially or of record 5% or more of the Acquiring Fund's outstanding shares except as shown in the table below:


        [Table will indicate ownership before and after Reorganization]

                                   [RESERVED]

         For information with respect to the beneficial ownership of the Acquired Fund, see the section of this Proxy Statement entitled "Voting Information."


                COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

         The following discussion comparing the investment objectives, policies and restrictions of the Acquiring Fund and the Acquired Fund is based upon and qualified in its entirety by the respective investment objectives, policies and restrictions sections of the Prospectuses of the Acquiring Fund and the Acquired Fund. For a full discussion of the investment objective, policies and restrictions of the Acquiring Fund, please refer to the Acquiring Fund's Prospectus dated December 16, 1996 (which accompanies this Proxy Statement) under the caption "Description of the Fund." For a discussion of these matters as they apply to the Acquired Fund, please refer to the Acquired Fund's Prospectus dated May 1, 1996 (which is available upon request) under the caption "Description of the Fund." The policies described below in this "Comparison of Investment Objectives and Policies" section can be changed without shareholder approval, unless indicated otherwise or required by the 1940 Act.

         INVESTMENT OBJECTIVES. The investment objective of the Acquiring Fund is capital appreciation. The Acquiring Fund pursues its objective by investing in securities of issuers characterized as "growth" companies according to criteria established by Dreyfus. The Acquired Fund seeks above-average growth of capital. It pursues this objective through investments principally in securities of issuers thought to have significant growth potential.

         Although the language used by the Acquiring Fund and the Acquired Fund to define their respective investment objectives is different, the investment objectives of the Funds are similar in that their emphasis is on capital appreciation. There can be no assurance that either the Acquiring Fund or the Acquired Fund will meet its investment objective. While the Acquired Fund's investment objective is considered non-fundamental and may be changed with approval by the Trust's Board of Trustees, the investment objective of the Acquiring Fund is fundamental and may not be changed without approval of a majority of its voting securities (as defined in the 1940 Act).

         PRIMARY INVESTMENTS. The Acquiring Fund invests at least 65% of its total assets (except when maintaining a temporary defensive position) in equity securities of domestic and foreign issuers which would be characterized as "growth" companies according to criteria established by Dreyfus. The Acquiring Fund's securities selections generally will be made without regard to an issuer's market capitalization. Equity securities consist of common stocks and preferred stocks. The Acquiring Fund may invest up to 30% of its total assets in the securities of foreign companies which are not publicly traded in the United States and the debt securities of foreign governments.

         To manage the Acquiring Fund, Dreyfus classifies issuers as "growth" or "value" companies. The Acquiring Fund employs a growth-oriented approach to investing in stocks based on the belief that relative stock performance is driven by relative earnings performance. The Fund looks for companies, regardless of size, which, in the opinion of Dreyfus, will experience earnings growth at an above average rate. When selecting its core holdings, the Acquiring Fund focuses on projected earnings growth for the upcoming 12 to 18 months. While seeking desirable equity investments, the Acquiring Fund may invest in money market instruments consisting of U.S. government securities, certificates of deposit, time deposits, bankers' acceptances, short-term investment grade corporate bonds and other short-term debt instruments, and repurchase agreements. Under normal market conditions, the Acquiring Fund does not expect to have a substantial portion of its assets invested in money market instruments. However, when Dreyfus determines that adverse market conditions exist, the Acquiring Fund may adopt a temporary defensive posture and invest all of its assets in money market instruments.

         The Acquired Fund places emphasis on smaller companies which Dreyfus believes to possess above-average growth opportunities. Dreyfus considers factors such as current and anticipated economic cycles, cyclical changes in the industry and a company's past performance (using a benchmark of performance that ranges between 50% and 200% higher than the Standard and Poor's 500 Composite Stock Price Index) in identifying companies believed to possess the potential for above-average growth. The Acquired Fund may also invest in larger, more established companies which appear to have opportunities for above-average growth. In addition, the Acquired Fund looks for issuers with unique or proprietary products or services leading to a rapidly growing market share, and for issuers with well-above-average sales and earnings growth expectations for the next several years. The Acquired Fund normally expects to be substantially invested in common stocks and securities convertible into common stocks and, to a minor degree, in cash or U.S. government securities. The Acquired Fund may, however, temporarily invest a substantial portion of its assets in U.S. government securities and other high-grade, short-term money market instruments, including repurchase agreements with respect to such instruments, when, in the opinion of Dreyfus, a defensive posture is warranted.

         Both the Acquiring Fund and the Acquired Fund may invest in foreign and illiquid securities and may lend portfolio securities. The Acquiring Fund may invest up to 30% of the value of its assets in foreign securities, and the Acquired Fund may invest up to 20% of its net assets in foreign securities. Each Fund may invest up to 15% of the value of its assets in illiquid securities. Each Fund may lend portfolio securities representing up to 33-1/3% of its total assets. The Acquiring Fund, however, currently does not engage in securities lending activities.

         The Acquiring Fund has the ability to borrow money, including the ability to borrow money for investment purposes (leveraging), to the extent permitted by the 1940 Act (currently, 33-1/3% of the Fund's total assets) and has in the past engaged in such activity. The Acquired Fund may borrow money for temporary administrative purposes in an amount not to exceed 33-1/3% of the Acquired Fund's total assets, but, as a matter of non-fundamental policy, will not purchase securities while borrowings represent more than 5% of its total assets. See "Risk Factors - Borrowing".

         Both the Acquiring Fund and the Acquired Fund may also invest in futures, options and other derivative instruments. Each Fund may purchase and sell options on securities (including index options) and options on foreign currencies, may engage in currency exchange transactions, and may invest in futures contracts for the purchase or sale of instruments based on stock indices listed on national securities exchanges or traded in the over-the-counter market. Neither Fund may purchase put or call options on specific securities in an amount exceeding 5% of its total assets, represented by the premium paid. In addition, the Acquiring Fund may engage in short sales, while the Acquired Fund generally may not do so (unless it owns or has the right to obtain securities equivalent in kind and amounts to the securities sold short). See "Risk Factors
- Futures, Options and Derivatives."

         CERTAIN FUNDAMENTAL POLICIES. Both the Acquiring Fund and the Acquired Fund have adopted certain fundamental polices which may not be changed without the approval of a majority of that Fund's outstanding voting securities (as defined in the 1940 Act). Neither Fund may: (i) borrow in excess of 33-1/3% of the Fund's total assets; (ii) invest more than 5% of the Fund's total assets in securities of any one issuer, except that in the case of each Fund this limitation applies only with respect to 75% of the Fund's total assets and does not apply to investments in obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities ("U.S. Government Securities") nor
(iii) invest more than 25% of the Fund's assets in securities of issuers in any industry (excluding U.S. Government Securities and, in the case of the Acquired Fund, certain investments in domestic banks). For a complete list of each Fund's fundamental investment restrictions, see "Investment Objective and Management Policies -- Investment Restrictions" in the Statements of Additional Information of the respective Funds.

                                  RISK FACTORS

         Due to the similarities of investment objectives and policies of the Acquiring Fund and Acquired Fund, many of the Funds' investment risks are generally similar. Such risks, and certain differences in the risks associated with investing in the Acquiring Fund or Acquired Fund, are discussed under the caption "Description of the Fund" in the Prospectus of the Acquiring Fund enclosed with this Proxy Statement and in the Prospectus of the Acquired Fund (which is available upon request).

         BORROWING. Borrowing by an investment company exaggerates the effect on net asset value of any increase or decrease in the market value of the company's portfolio and generally tends to amplify both positive and negative performance by the company. When borrowing is undertaken for the purpose of funding investments, it is considered leveraging. Borrowings will be subject to interest costs that may or may not be recovered by appreciation of the securities purchased. In certain cases, interest costs may exceed the return received on the securities purchased.

         Each Fund is permitted to borrow for investment purposes up to 33-1/3% of its total assets. However, as a matter of non-fundamental policy, the Acquired Fund will borrow only for temporary administrative purposes and will not purchase securities while borrowings represent more than 5% of its total assets outstanding. The Acquiring Fund, on the other hand, may borrow to finance investments, and did so during the fiscal period ended August 31, 1996. The Acquiring Fund's use of leverage could subject Acquiring Fund Shares to greater share price volatility and an increased risk of loss compared to Acquired Fund Shares.

         The Acquiring Fund, but not the Acquired Fund, may enter into reverse repurchase agreements with banks, brokers or dealers. This form of borrowing involves the transfer by the Acquiring Fund of an underlying debt instrument in return for cash proceeds based on a percentage of the value of the security. The Acquiring Fund retains the right to receive interest and principal payments on the security. At an agreed upon future date, the Acquiring Fund repurchases the security at principal plus accrued interest. Except for these transactions, the Acquiring Fund's borrowings generally will be unsecured.

         FOREIGN SECURITIES. Both the Acquiring Fund and the Acquired Fund may invest in securities of foreign issuers. Investment in foreign securities presents certain risks. The Acquired Fund may also invest in obligations of foreign branches of domestic banks. In making foreign investments, each Fund will give appropriate consideration to the following factors, among others.

         Foreign securities markets generally are not as developed or efficient as those in the United States. Securities of some foreign issuers are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in most foreign securities markets are less than in the United States and, at times, volatility of price can be greater than in the United States.

         Because evidences of ownership of foreign securities usually are held outside the United States, each Fund will be subject to additional risks which include: adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect the payment of principal and interest on the foreign securities or might restrict the payment of principal and interest to investors located outside the country of the issuer, whether from currency blockage or otherwise.

         Since foreign securities often are purchased with and payable in currencies of foreign countries, the value of these assets as measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and exchange control regulations.

         SHORT-SELLING. The Acquiring Fund may make short sales, which are transactions in which the Fund sells a security it does not own in anticipation of a decline in the market value of that security. To complete such a transaction, the Acquiring Fund must borrow the security to make delivery to the buyer. The Fund is obligated to replace the security borrowed by purchasing it subsequently at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund, which would result in a loss or gain, respectively.

         The Acquiring Fund will not sell securities short if, after effect is given to any such short sale, the total market value of all securities sold short would exceed 25% of the value of the Acquiring Fund's net assets. The Acquiring Fund may not sell short the securities of any single issuer listed on a national securities exchange to the extent of more than 5% of the value of the Fund's net assets. The Acquiring Fund may not make a short sale which results in the Fund having sold short in the aggregate more than 5% of the outstanding securities of any class of an issuer.

         In addition to short sales by the Acquiring Fund as discussed above, each Fund may make short sales "against the box," a transaction in which it enters into a short sale of a security which it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short. The Acquiring Fund at no time will have more than 15% of the value of its net assets in deposits on short sales against the box. The Acquiring Fund anticipates that it will make short sales against the box for purposes of protecting the value of the Fund's net assets.

         CALL AND PUT OPTIONS ON SPECIFIC SECURITIES. Each Fund may invest up to 5% of its assets, represented by the premium paid, in the purchase of call and put options in respect of specific securities (or groups or "baskets" of specific securities). In the case of the Acquired Fund, this limitation does not apply to standby commitments. The Acquiring Fund may write covered call and put option contracts to the extent of 20% of the value of its net assets at the time such option contracts are written. The Acquired Fund may also write covered call options, but has no express limitation on the extent to which it may do so.

         A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at the exercise price at any time during the option period, or at a specific date. Conversely, a put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at the exercise price at any time during the option period. A covered call option written by a Fund is a call option with respect to which the Fund owns the underlying security or otherwise covers the transaction by segregating cash or other securities. A put option written by the Acquiring Fund is covered when, among other things, cash or liquid securities having a value equal to or greater than the exercise price of the option are placed in a segregated account with the Acquiring Fund's custodian to fulfill the obligation undertaken. The principal reason for writing covered call and put options is to realize, through the receipt of premiums, a greater return than would be realized on the underlying securities alone. A Fund receives a premium from writing covered call or put options which it retains whether or not the option is exercised.

         Each Fund will purchase options only to the extent permitted by the policies of state securities authorities in states where shares of the Fund are qualified for offer and sale.

         FOREIGN CURRENCY TRANSACTIONS. Both the Acquiring Fund and the Acquired Fund may engage in currency exchange transactions to protect against uncertainty in the level of future exchange rates in connection with hedging and other non-speculative strategies involving specific settlement transactions. Foreign currency transactions may involve, for example, a Fund's purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies, which would involve the Fund agreeing to exchange an amount of a currency it did not currently own for another currency at a future date in anticipation of a decline in the value of the currency sold relative to the currency the Fund contracted to receive in the exchange. A Fund's success in these transactions will depend principally on Dreyfus' ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

         Currency exchange rates may fluctuate significantly over short periods of time. They generally are determined by the forces of supply and demand in the foreign exchange markets and the relative merits of investments in different countries, actual or perceived changes in interest rates and other complex factors, as seen from an international perspective. Currency exchange rates also can be affected unpredictably by intervention by U.S. or foreign governments or central banks or the failure to intervene or by currency controls or political developments in the United States or abroad.

         OTHER INVESTMENT CONSIDERATIONS. The securities of the smaller companies in which the Acquiring Fund and the Acquired Fund may invest may be subject to more abrupt or erratic market movements than larger, more-established companies, in which the Funds also are permitted to invest, both because the securities typically are traded in lower volume and because the issuers typically are subject to a greater degree to changes in earnings and prospects. As a result, investment in smaller companies may be subject to greater risks.

         Shareholders of the Acquired Fund should recognize that the Acquiring Fund has been in operation for only approximately 16 months, that the net asset value per share of the Acquiring Fund Shares is likely to be volatile, and that the performance of the Acquiring Fund since commencement of its operations may not be indicative of its future results. In addition, the total return of the Acquiring Fund will depend in part on its ratio of total expenses to assets. While this could result in higher total returns for the Acquiring Fund if its total assets increase, higher expense ratios and lower total returns could result if the total assets of the Acquiring Fund decrease.

         Each Fund's investment policies may result in a high portfolio turnover rate which usually generates additional brokerage commissions and transaction costs for the Fund. In addition, short-term gains realized from portfolio transactions are taxable to shareholders as ordinary income.

         The ability of the Acquiring Fund or the Acquired Fund to engage in certain short-term transactions may be limited by the requirement that, to qualify as a regulated investment company, it must earn less than 30% of its gross income from the disposition of securities held for less than three months. This 30% test limits, among other strategies, the extent to which securities held for less than three months may be sold or sold short and the writing of options expiring in less than three months. However, portfolio turnover is not otherwise a limiting factor in investment decisions for either the Acquiring Fund or the Acquired Fund.

         Investment decisions for each Fund are made independently from those of the other investment companies advised by Dreyfus. However, if such other investment companies are prepared to invest in, or desire to dispose of, securities of the type in which either Fund invests at the same time, available investments or opportunities for sales will be allocated equitably to each investment company. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by either Fund or the price paid or received by either Fund.

                 COMPARATIVE INFORMATION ON SHAREHOLDERS' RIGHTS

         FORM OF ORGANIZATION. The Company and the Trust are open-end management investment companies registered with the SEC under the 1940 Act which continuously offer to sell shares at their current net asset value. The Company is organized as a Maryland corporation and is governed by its Articles of Incorporation, By-Laws, Board of Directors and the Maryland General Corporation Law. The Trust is organized as a Massachusetts business trust and is governed by its Second Amended and Restated Master Trust Agreement ("Trust Instrument"), By-Laws, Board of Trustees, and applicable Massachusetts law. Both the Company and the Trust are also governed by applicable federal law. Certain differences and similarities between the Company and the Trust are summarized below.

         CAPITALIZATION. The beneficial interest in the Acquiring Fund is represented by transferable shares of common stock, $.001 par value per share. The Company's Articles of Incorporation authorize the issuance of one billion shares of common stock with equal voting rights (with 100 million shares allocated to the Acquiring Fund). Fractional shares may be issued. The Company is a "series fund" and a shareholder of one series is not deemed to be a shareholder of any other series. For certain matters shareholders vote together as a group; as to others they vote separately by series. Shareholders of the Acquiring Fund are entitled to receive PRO RATA dividends declared by the Company's Board of Directors and distributions upon liquidation.

         The beneficial interest in the Acquired Fund is represented by transferable shares without par value. The Trust permits the Trustees to issue an unlimited number of shares of beneficial interest and to allocate such shares into an unlimited number of series, each of which may issue separate classes of shares, with rights determined by the Trustees, all without shareholder approval. The Acquired Fund is one of three series of the Trust. The Acquired Fund issues two classes of shares, Investor Shares and Class R Shares. Fractional shares of each class may be issued. The Acquired Fund Shares represent equal proportionate interests in the assets belonging to the Acquired Fund, and are entitled to receive PRO RATA dividends and other distributions as determined by the Trust's Board of Trustees and distributions upon liquidation.

         All shares of all series of the Trust (and classes thereof) vote together as a single class, except as to any matter for which a separate vote of any series or class is required by the 1940 Act, and except as to any matter which affects the interest of one or more particular series or classes, in which case only the shareholders of the affected series or classes are entitled to vote, each as a separate class. Only holders of Investor Shares are entitled to vote on matters submitted to shareholders pertaining to the 12b-1 plan relating to that class.

         SHAREHOLDER LIABILITY. Under Maryland law, shareholders of the Acquiring Fund have no personal liability as such for the Company's acts or obligations. Under Massachusetts law, shareholders of a series could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Trust's Trust Instrument disclaims shareholder liability for acts or obligations of the series and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the Trustees. The Trust Instrument provides for indemnification out of each of the series' property for all losses and expenses of any shareholder held personally liable for the obligations of the series. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is considered remote since it is limited to circumstances in which a disclaimer is inoperative and the series itself would be unable to meet its obligations. A substantial number of mutual funds in the United States are organized as Massachusetts business trusts.

         SHAREHOLDER MEETINGS AND VOTING RIGHTS. Neither the Acquiring Fund nor the Acquired Fund is required to hold annual meetings of its shareholders, but each is required to call a meeting of shareholders for the purpose of voting upon the question of removal of a Director or Trustee, as the case may be, or for any other purpose, when requested in writing to do so by the holders of at least 10% of their respective outstanding shares. In addition, each of the Company and the Trust is required to call a meeting of shareholders for the purpose of electing Directors or Trustees, if, at any time, less than a majority of the Directors or Trustees then holding office were elected by shareholders. Neither the Acquiring Fund nor the Acquired Fund currently intends to hold regular shareholder meetings. Neither the Company nor the Trust permits cumulative voting. In the case of the Company, a quorum is one-third of the shares entitled to vote on a matter; in the case of the Trust, a quorum is a majority of shares entitled to vote on a matter. In either case, a majority of the shares voting is sufficient to act on a matter (unless otherwise specifically required by the applicable governing documents or other law, including the 1940 Act).

         LIQUIDATION OR DISSOLUTION. In the event of the liquidation of the Acquiring Fund or the Acquired Fund or a class thereof, the shareholders of the Fund or class are entitled to receive, when, and as declared by the Directors or Trustees, as the case may be, the excess of the assets belonging to the Fund or attributable to the class over the liabilities belonging to the Fund or attributable to the class. In either case, the assets so distributable to shareholders of the Fund will be distributed among the shareholders in proportion to the number of shares of the Fund held by them and recorded on the books of that Fund.

         LIABILITY AND INDEMNIFICATION OF DIRECTORS AND TRUSTEES. The Trust Instrument provides that no Trustee, officer or agent of the Trust shall be personally liable to any person for any action or failure to act, except for his own bad faith, willful misfeasance, gross negligence, or reckless disregard of his duties. The Trust Instrument also provides that a Trustee or officer is entitled to indemnification against liabilities and expenses with respect to claims related to his position with the Trust, unless such Trustee or officer shall have been adjudicated to have acted with bad faith, willful misfeasance, or gross negligence, or in reckless disregard of his duties, or not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust, or, in the event of settlement, unless there has been a determination that such trustee or officer has engaged in willful misfeasance, bad faith, gross negligence, or reckless disregard of his duties. The Articles of Incorporation and By-Laws of the Company contain similar indemnification provisions for its Directors and officers.

         RIGHTS OF INSPECTION. Under Maryland law, persons who have been shareholders of record for six months or more and who own at least 5% of the shares of the Company may inspect the books of account and stock ledger of the Company during regular business hours, following a written demand stating a proper purpose related to corporate business. Shareholders of the Trust have the same right to inspect in Massachusetts the governing documents, records of meetings of shareholders, shareholder lists, share transfer records, accounts and books of the Trust as are permitted shareholders of a corporation under the Massachusetts corporation law. The purpose of inspection must be for interests of shareholders relative to the affairs of the Trust.

         The foregoing is only a summary of certain characteristics of the operations of the Acquired Fund, the Trust, the Acquiring Fund, the Company, the Articles of Incorporation, the Trust Instrument, By-Laws, and Maryland and Massachusetts law. The foregoing is not a complete description of the documents cited. Shareholders should refer to the provisions of such respective Articles of Incorporation, Trust Instrument, By-Laws, and Maryland and Massachusetts law directly for a more thorough description.


                          ADDITIONAL INFORMATION ABOUT
                    THE ACQUIRING FUND AND THE ACQUIRED FUND

         ACQUIRING FUND. Information about the Acquiring Fund is incorporated herein by reference from the Acquiring Fund's Prospectus dated December 16, 1996, a copy of which is enclosed, and Statement of Additional Information dated December 16, 1996, a copy of which is available upon request and without charge by writing to the Acquiring Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11566-0144 or by calling toll-free 1-800-645-6561.

         ACQUIRED FUND. Information about the Acquired Fund is included in its current Prospectus dated May 1, 1996 and Statement of Additional Information dated May 1, 1996, both of which have been filed with the SEC and are incorporated herein by reference. A copy of the Acquired Fund's Prospectus and Statement of Additional Information are available upon request and without charge by writing to the Acquired Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11566-0144 or by calling toll-free 1-800-645-6561.

         Each of the Trust and the Company is subject to the informational requirements of the Exchange Act and the 1940 Act and in accordance therewith files reports and other information, including proxy materials and charter documents with the SEC. These materials can be inspected, and copies obtained at prescribed rates, at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, the Midwest Regional Office of the SEC, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611, and the Northeast Regional Office of the SEC, Seven World Trade Center, Suite 1300, New York, New York 10048.

                                 OTHER BUSINESS

         The Trustees of the Trust do not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.

                               VOTING INFORMATION

         This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Trustees of the Trust to be used at the Meeting to be held at 10:00 a.m., Eastern time, on April 7, 1997, at 200 Park Avenue, New York, New York 10166, and at any adjournments thereof. This Proxy Statement, along with a Notice of the Meeting and a proxy card, is first being mailed to shareholders of the Acquired Fund on or about February __, 1997. Only shareholders of record as of the close of business on January 31, 1997 (the "Record Date") will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. The holders of a majority of the shares of the Acquired Fund and each class of the Acquired Fund outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting of the Acquired Fund and its classes. If the enclosed form of proxy is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted FOR the Plan and FOR any other matters deemed appropriate.

         Proxy cards that reflect abstentions and "broker non-votes" (I.E., shares held by brokers or nominees as to which (1) instructions have not been received from the beneficial owners or the persons entitled to vote or (2) the broker or nominee does not have discretionary voting power on a particular matter) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but not as votes cast. A proxy may be revoked at any time on or before the Meeting by written notice to the Secretary of the Trust, 200 Park Avenue, New York, New York 10166. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, for approval of the Plan and the Reorganization contemplated thereby.

         Approval of the Plan will require the affirmative vote of a "majority of the outstanding voting securities" of the Acquired Fund and of each class of the Acquired Fund, which for this purpose means the lesser of: (i) 67% of the voting securities of the Acquired Fund or class present at the Meeting, if the holders of more than 50% of the outstanding voting securities of the Acquired Fund or class are present or represented by proxy, or (ii) more than 50% of the outstanding voting securities of the Acquired Fund or class. Each full share outstanding is entitled to one vote, and each fractional share outstanding is entitled to a proportionate share of one vote for such purposes.

         Holders of Investor Shares and Class R Shares of the Acquired Fund are requested to vote on the Plan. Under the Trust Instrument, a majority of the shares of the Acquired Fund or class within the Fund outstanding and entitled to vote on a matter shall be a quorum for the transaction of business at the Meeting, except as otherwise provided by the 1940 Act or other applicable law. The Trustees of the Trust have established January 31, 1997, as the record date for determining holders of Investor and Class R Shares entitled to vote at the Meeting. As of January 31, 1997, the number of shares outstanding and the approximate shares of each class of the Acquired Fund and those beneficially owned by Dreyfus and its affiliates were as follows:


                                              Shares Beneficially Owned
                                              By Dreyfus And Affiliates
                                              -------------------------

                     Total Shares             Number Of         % Of Total
Class Designation    Outstanding              Shares            Outstanding
-----------------    -----------              ------            -----------

   Investor          __                        __                __

   Class R           __                        __                __

It is not anticipated that Dreyfus or any of its affiliates will own beneficially or of record 5% or more of the Acquiring Fund's outstanding shares as a result of the Reorganization.

         Because Dreyfus and its affiliates exercise voting discretion over more than 25% of the Class R shares of the Acquired Fund, they may be deemed to control such class of securities. Dreyfus has advised the Trust that shares owned by Dreyfus or an affiliate of Dreyfus with respect to which Dreyfus or such affiliate exercises voting discretion will be voted FOR the Plan described in this Proxy Statement, unless Dreyfus and its affiliates vote more than 25% of the outstanding shares of a class of the Acquired Fund entitled to vote, in which case all such shares of that class will be voted in proportion to the vote of the remaining shares of that class voted at the Meeting, provided such vote is consistent with the fiduciary duties of Dreyfus and its affiliates.

         To the best knowledge of the Trustees of the Trust, as of January 31, 1997, no other single shareholder or "group" (as the term is used in Section 13(d) of the Exchange Act) owned beneficially or of record 5% or more of any class of the Acquired Fund's outstanding shares, except as shown in the table below:

                                                         Shares Of      %
                                                          Record       of
Class Designation     Shareholder         Address         Owned       Total
-----------------     -----------         -------         -----       -----

Investor               ___                 ___             ___         ___
Class R                ___                 ___             ___         ___


It is not anticipated that any of the 5% record or beneficial owners identified above will own beneficially or of record 5% or more of the Acquiring Fund's outstanding shares as a result of the Reorganization.

         At January 31, 1997, the Trustees and officers of the Trust and the Directors and officers of the Company as a group beneficially owned less than 1% of the shares of each class of the Acquired Fund and of the Acquired Fund's shares in the aggregate.

         Proxy solicitations will be made primarily by mail, but proxy solicitations may also be made by telephone or other electronic medium or personal solicitations conducted by officers and employees of Dreyfus, its affiliates or other representatives of the Trust in accordance with procedures and policies adopted by the Trust's Board of Trustees. The cost of the solicitation, which are estimated to total approximately $17,000, will be borne pro rata by the Funds.

         The Funds will bear the expenses of the Reorganization pro rata according to the aggregate net assets in each Fund on the Closing Date. Costs and fees of the Reorganization shall be the responsibility of the Funds, whether or not the Reorganization is consummated.

         In the event that sufficient votes to approve the Reorganization are not received by April 7, 1997, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require an affirmative vote by the holders of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon such adjournment after consideration of all circumstances which may bear upon a decision to adjourn the Meeting.

         A shareholder of the Acquired Fund who objects to the proposed transaction will not be entitled under either Maryland law, Massachusetts law or the Trust's Trust Instrument to demand payment for, or an appraisal of, his or her shares. Shareholders should be aware that, if the Reorganization is consummated, they will be free to redeem the Acquiring Fund Shares that they receive in the Reorganization at their then-current net asset value. Shares of the Acquired Fund may be redeemed at any time prior to the consummation of the Reorganization.

         The votes of the shareholders of the Acquiring Fund are not being solicited by this Proxy Statement and are not required to carry out the Reorganization.

         NOTICE TO BANKS, BROKER-DEALERS AND VOTING TRUSTEES AND THEIR NOMINEES. Please advise the Acquired Fund, 200 Park Avenue, New York, New York 10166, whether other persons are beneficial owners of shares for which proxies are being solicited and, if so, the number of copies of this Proxy Statement needed to supply copies to the beneficial owners of the respective shares.

                        FINANCIAL STATEMENTS AND EXPERTS

         The audited financial statements of the Acquiring Fund, which include the statement of assets and liabilities of the Acquiring Fund as of August 31, 1996, and the statement of operations, the statement of changes in net assets and financial highlights for the period ended August 31, 1996, have been incorporated by reference into this Proxy Statement in reliance on the authority of the report of Ernst & Young LLP, independent auditors for the Company, as experts in accounting and auditing.

         The audited financial statements of the Acquired Fund, which include the statement of assets and liabilities of the Acquired Fund as of December 31, 1995, and the statement of operations, the statement of changes in net assets and financial highlights for the year ended December 31, 1995, have been incorporated by reference into this Proxy Statement in reliance on the report of KPMG Peat Marwick LLP, independent auditors for the Trust for each of the two years ended December 31, 1995, incorporated by reference; and upon the authority of said firm as experts in accounting and auditing. Information for fiscal years (periods) prior to the fiscal year ended December 31, 1994, was audited by other independent auditors.

         The unaudited financial statements of the Acquired Fund, as of June 30, 1996, and the statement of operations, the statement of changes in net assets and financial highlights for the period ended June 30, 1996, have been incorporated by reference into this Proxy Statement from the Semi-Annual Report of the Acquired Fund.

                                  LEGAL MATTERS

         Certain legal matters concerning the issuance of shares of the Acquiring Fund will be passed upon by Stroock & Stroock & Lavan, Seven Hanover Square, New York, New York 10004-2594.

         THE BOARD OF TRUSTEES OF THE TRUST, INCLUDING THOSE TRUSTEES WHO ARE NOT CONSIDERED "INTERESTED PERSONS" OF THE TRUST AS DEFINED IN THE 1940 ACT, UNANIMOUSLY RECOMMEND APPROVAL OF THE PLAN. ANY UNMARKED PROXIES WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF APPROVAL OF THE PLAN.
                           --------------------------

February __, 1997

APPENDIX A TO PROXY STATEMENT

                      AGREEMENT AND PLAN OF REORGANIZATION


                  THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is
made as of the 31st day of December, 1996, by and between THE DREYFUS/LAUREL FUNDS TRUST (formerly The Laurel Funds Trust and prior to that The Boston Company Fund), a Massachusetts business trust, with a principal place of business at 200 Park Avenue, New York, New York 10166 (the "Trust"), on behalf of DREYFUS SPECIAL GROWTH FUND, a series of the Trust (the "Acquired Fund"), and DREYFUS GROWTH AND VALUE FUNDS, INC. (formerly Dreyfus Focus Funds, Inc.), a Maryland corporation, with a principal place of business at 200 Park Avenue, New York, New York 10166 (the "Company"), on behalf of DREYFUS AGGRESSIVE GROWTH FUND, a series of the Company (the "Acquiring Fund"). All agreements, representations, actions and obligations described herein that are made or to be taken or undertaken by the Acquired Fund are made and shall be taken or undertaken by the Trust on behalf of the Acquired Fund. All agreements, representations, actions and obligations described herein that are made or to be taken or undertaken by the Acquiring Fund are made and shall be taken or undertaken by the Company on behalf of the Acquiring Fund.

                  WHEREAS, the Trust and the Company wish to effect a reorganization (the "Reorganization"), which will consist of the transfer of all of the assets of the Acquired Fund in exchange solely for shares of common stock, par value $.001 per share, of the Acquiring Fund (the "Acquiring Fund Shares") and the assumption by the Acquiring Fund of liabilities of the Acquired Fund and the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund in termination of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement;

                  WHEREAS, the Trust and the Company intend this Agreement to be a plan of a reorganization within the meaning of section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code");

                  WHEREAS, the Trust and the Company are registered, open-end management investment companies and the Acquired Fund owns securities that are assets of the character in which the Acquiring Fund is permitted to invest;

                  WHEREAS, the Company is authorized to issue shares of common stock of the Acquiring Fund and the Trust is authorized to issue two classes of shares of beneficial interest in the Acquired Fund, designated (and referred to herein) as "Investor shares" and "Class R shares" (referred to herein together as "Acquired Fund Shares");

                  WHEREAS, the Board of Trustees of the Trust has determined that the exchange of all of the assets of the Acquired Fund for Acquiring Fund Shares and the assumption of liabilities of the Acquired Fund by the Acquiring Fund is in the best interests of the Acquired Fund and its shareholders and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of the Reorganization; and

                  WHEREAS, the Board of Directors of the Company has determined that the exchange of all of the assets of the Acquired Fund for Acquiring Fund Shares and the assumption of liabilities of the Acquired Fund by the Acquiring Fund is in the best interests of the Acquiring Fund and its shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of the Reorganization:

                  NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties agree as follows:

         1.       TRANSFER OF ASSETS OF THE  ACQUIRED  FUND IN EXCHANGE  FOR THE
                  ACQUIRING   FUND  SHARES  AND   ASSUMPTION  OF  ACQUIRED  FUND
                  LIABILITIES AND LIQUIDATION OF THE ACQUIRED FUND.

                  1.1. Subject to the requisite approval of the shareholders of the Acquired Fund and to the other terms and conditions contained herein:

                      (a) The Acquired Fund agrees to assign, transfer and convey to the Acquiring Fund at the Closing (as provided for in paragraph 3.1) all of the Assets of the Acquired Fund (as defined in paragraph 1.2).

                      (b) The Acquiring Fund agrees in exchange therefor at the Closing (i) to issue and deliver to the Acquired Fund the number of full and fractional Acquiring Fund Shares determined by dividing the aggregate net asset value of the Acquired Fund (computed as set forth in paragraph 2.1) by the net asset value (computed as set forth in paragraph 2.2) of one share of the Acquiring Fund and (ii) to assume the Liabilities of the Acquired Fund (as defined in paragraph 1.3). In lieu of delivering certificates for the Acquiring Fund Shares, the Acquiring Fund shall credit the Acquiring Fund Shares to the Acquired Fund's account on the books of the Acquiring Fund and shall deliver a confirmation thereof to the Acquired Fund.

                  1.2. (a) The assets of the Acquired Fund to be acquired by the Acquiring Fund (the "Assets") shall consist of all property, including without limitation, all cash, cash equivalents, securities, commodities and futures interests, dividend and interest receivables, claims and rights of action that are owned by the Acquired Fund, and any deferred or prepaid expenses shown as assets on the books of the Acquired Fund, on the Closing Date (as defined in paragraph 3.1), but shall not include corporate books, records or minutes of the Acquired Fund. The Assets shall be invested at all times through the Closing in a manner that ensures compliance with paragraph 4.1(k).

                      (b) The Acquired Fund has provided the Acquiring Fund with a list of all of its property, including all of the Assets, as of the date of execution of this Agreement. The Acquired Fund reserves the right to sell any of these assets. The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Acquired Fund with a list of any assets on such list that do not conform to the Acquiring Fund's investment objective, policies and restrictions or that the Acquiring Fund otherwise does not desire to hold. The Acquired Fund will dispose of such assets prior to the Closing Date to the extent practicable and to the extent the Acquired Fund would not be affected adversely by such a disposition. In addition, if it is determined that the portfolios of the Acquired Fund and the Acquiring Fund, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Acquired Fund, if requested to do so by the Acquiring Fund, will dispose of and/or reinvest a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

                  1.3. The Acquired Fund will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date. At the Closing, the Acquiring Fund shall assume all liabilities, debts, obligations, expenses, costs, charges and reserves reflected on an unaudited statement of assets and liabilities of the Acquired Fund prepared by The Dreyfus Corporation, the investment manager of the Acquiring Fund and the Acquired Fund (the "Manager"), as of the Valuation Time (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period (collectively, the "Liabilities"). The Acquiring Fund shall assume only the Liabilities and shall not assume any other liabilities, whether absolute or contingent, other than the obligation to indemnify the Trustees and officers of the Trust with respect to the Acquired Fund to the extent provided in the Trust's Second Amended and Restated Agreement and Declaration of Trust dated December 9, 1992, as amended ("Declaration of Trust"), and By-Laws.

                  1.4. The Acquired Fund shall deliver the Assets at the Closing to Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, Pennsylvania 15258, the Acquiring Fund's custodian (the "Custodian"), for the account of the Acquiring Fund, with all securities not in bearer form duly endorsed, or accompanied by duly executed separate assignments or stock powers, in proper form for transfer, with signatures guaranteed, and with all necessary stock transfer stamps, sufficient to transfer good and marketable title thereto (including all accrued interest and dividends and rights pertaining thereto) to the Custodian for the account of the Acquiring Fund free and clear of all liens, encumbrances, rights, restrictions and claims. All cash delivered shall be in the form of immediately available funds payable to the order of the Custodian for the account of the Acquiring Fund.

                  1.5. The Acquired Fund will pay or cause to be paid to the Acquiring Fund any dividends or interest received on or after the Closing Date with respect to any of the Assets. The Acquired Fund will transfer to the Acquiring Fund any dividends, interest, distributions, rights or other assets received by the Acquired Fund after the Closing Date as distributions on or with respect to any of the Assets. Any such dividends, interest, distributions, rights, or other assets so paid or transferred, or received directly by the Acquired Fund, shall be allocated by the Acquired Fund to the account of the Acquiring Fund, and shall be deemed included in the Assets and shall not be separately valued.

                  1.6. As soon after the Closing Date as is conveniently possible, the Trust will distribute PRO RATA to the Acquired Fund's shareholders of record determined as of the Valuation Time (as defined in paragraph 2.1) (the "Acquired Fund Shareholders"), the Acquiring Fund Shares received by the Acquired Fund pursuant to paragraph 1.1. Such distribution will be accomplished by transferring the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on such books in the names of the Acquired Fund Shareholders and representing the respective PRO RATA number of the Acquiring Fund Shares to which each such Acquired Fund Shareholder is entitled. With respect to each Investor share held, an Acquired Fund Shareholder shall be entitled to receive that number of full and fractional Acquiring Fund Shares equal to the net asset value of one Investor share as of the Valuation Time (determined in accordance with paragraph 2.1) divided by the net asset value of one Acquiring Fund Share as of the Valuation Time (determined in accordance with paragraph 2.2). With respect to each Class R share held, an Acquired Fund Shareholder shall be entitled to receive that number of full and fractional Acquiring Fund Shares equal to the net asset value of one Class R share as of the Valuation Time (determined in accordance with paragraph 2.1) divided by the net asset value of one Acquiring Fund Share as of the Valuation Time (determined in accordance with paragraph 2.2). All issued and outstanding shares of the Acquired Fund will be canceled on the books of the Acquired Fund simultaneously with the distribution of Acquiring Fund Shares to former holders of Investor and Class R shares. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent.

                  1.7. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund Shares on the books of the Acquired Fund shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

                  1.8. Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the Acquired Fund up to and including the Closing Date and such later date on which the Acquired Fund is terminated.

         2.       VALUATION.

                  2.1. The value of the Assets and the amount of the Liabilities, and the net asset value of an Investor share and a Class R share, shall each be computed as of the close of regular trading on the New York Stock Exchange ("NYSE") (except that options contracts will be valued 15 minutes after such close of trading) on the Closing Date (such time and date being hereinafter called the "Valuation Time"), using the valuation procedures set forth in the Declaration of Trust and the Acquired Fund's then-current prospectus or statement of additional information.

                  2.2. The net asset value of an Acquiring Fund Share shall be computed as of the Valuation Time, using the valuation procedures set forth in the Company's Articles of Incorporation dated November 16, 1993, as amended ("Charter"), and the Acquiring Fund's then-current prospectus or statement of additional information.

                  2.3. The number of Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Assets shall be determined by dividing: (a) the value of the Assets minus the Liabilities determined in accordance with paragraph 2.1, by (b) the net asset value of one Acquiring Fund Share determined in accordance with paragraph 2.2.

                  2.4. All computations and calculations of value shall be made by the Manager in accordance with its regular practices as fund accountant for the Acquired Fund and the Acquiring Fund.

         3.       CLOSING AND CLOSING DATE.

                  3.1. The Reorganization, together with all related acts necessary to consummate the Reorganization (the "Closing"), shall take place on the first day on which the NYSE is open for business that occurs not less than seven calendar days after the approval of this Agreement by the shareholders of the Acquired Fund, or such other date as the parties may mutually agree ("Closing Date"). All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date, unless otherwise provided. The Closing shall be held at 4:30 p.m., New York time, at the offices of the Manager, 200 Park Avenue, New York, New York, or at such other time on the Closing Date and/or place as the parties may mutually agree.

                  3.2. The Trust, on behalf of the Acquired Fund, shall deliver to the Company, on behalf of the Acquiring Fund, at the Closing a statement of Assets and Liabilities, including a schedule of the Assets setting forth for all portfolio securities thereon their adjusted tax basis and holding period by lot, as of the Closing, certified by the Trust's Treasurer or Assistant Treasurer. The Custodian shall deliver at the Closing a certificate of an authorized officer stating that the Assets have been presented for examination to the Acquiring Fund prior to the Closing Date and have been delivered in proper form to the Acquiring Fund.

                  3.3. If at the Valuation Time (a) the NYSE or another primary trading market or markets for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading in such market or markets shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

                  3.4. The Acquired Fund shall cause Dreyfus Transfer, Inc., as transfer agent for the Acquired Fund, to deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Acquired Fund Shareholders and the number and percentage ownership of outstanding Acquired Fund Shares of each class owned by each such shareholder immediately prior to the Closing. The Acquiring Fund, or its transfer agent on its behalf, shall issue and deliver to the Secretary of the Trust a confirmation, or other evidence satisfactory to the Trust, that the Acquiring Fund Shares to be credited on the Closing Date have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, receipts or other documents as such other party or its counsel may reasonably request.

         4.       REPRESENTATIONS AND WARRANTIES.

                  4.1. The Trust, on behalf of the Acquired Fund, represents and warrants to the Company, on behalf of the Acquiring Fund, as follows:

                      (a) The Trust is a trust with transferable shares of the type commonly referred to as a "Massachusetts business trust", duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts.

                      (b) The Trust is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company, of which the Acquired Fund is a separate diversified portfolio, and such registration has not been revoked or rescinded and is in full force and effect.

                      (c) The Acquired Fund is a duly established and designated series of the Trust.

                      (d) The current prospectus and statement of additional information of the Acquired Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Securities and Exchange Commission (the "SEC") thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                      (e) The Acquired Fund is not, and the execution, delivery and performance of this Agreement will not result, in any material violation of the Declaration of Trust or the Trust's By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking with respect to the Acquired Fund to which the Trust is a party or by which it is bound.

                      (f) The Acquired Fund has no material contracts or other commitments outstanding (other than this Agreement) that will be terminated with liability to it on or prior to the Closing Date.

                      (g) Except as otherwise disclosed in writing to and accepted by the Acquiring Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Trust with respect to the Acquired Fund or any of the properties or assets thereof that, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Trust knows of no facts that might form the basis for the institution of such litigation, proceeding or investigation, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects the Acquired Fund's business or its ability to consummate the transactions contemplated herein.

                      (h) The Statements of Assets and Liabilities of the Acquired Fund for the fiscal years ended December 31, 1991, 1992 and 1993 have been audited by Coopers and Lybrand L.L.P., independent auditors, and the Statements of Assets and Liabilities of the Acquired Fund for the fiscal years ended December 31, 1994 and 1995 have been audited by KPMG Peat Marwick LLP, independent auditors; such statements (copies of which have been furnished to the Company) are in accordance with generally accepted accounting principles, consistently applied, and such statements fairly reflect the financial condition of the Acquired Fund as of such dates; and there are no known contingent liabilities of the Acquired Fund as of such dates not disclosed therein.

                      (i) Since December 31, 1995, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as disclosed on the statement of Assets and Liabilities referred to in Section 3.2; provided that, for the purposes of this subparagraph (i), a decline in net asset value per share of either class of the Acquired Fund shall not constitute a material adverse change.

                      (j) At the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such date shall have been filed, and all federal and other taxes shown as due on such returns and reports shall have been paid, or provision shall have been made for the payment thereof; and to the best of the Trust's knowledge no such return is currently under audit and no assessment has been asserted with respect to any such return.

                      (k) The Acquired Fund is a "fund" as defined in section 851(h)(2) of the Code; for each taxable year of its operation ended on or prior to the Closing Date, the Acquired Fund met all the requirements of Subchapter M of the Code ("Subchapter M") for qualification and treatment as a "regulated investment company"; it will continue to meet all such requirements for its taxable year that includes the Closing Date; and it has no earnings and profits accumulated in any taxable year to which the provisions of Subchapter M did not apply to it.

                      (l) The Liabilities were incurred by the Acquired Fund in the ordinary course of its business.

                      (m) The Acquired Fund is not under the jurisdiction of a court in a proceeding under Title 11 of the United States Code or similar case within the meaning of section 368(a)(3)(A) of the Code.

                      (n) Not more than 25% of the value of the Acquired Fund's total assets (excluding cash, cash items, and U.S. government securities) is invested in the stock and securities of any one issuer, and not more than 50% of the value of such assets is invested in the stock and securities of five or fewer issuers.

                      (o) The Acquired Fund will be terminated as soon as reasonably practicable after the Reorganization, but in all events within six months after the Closing Date.

                      (p) All issued and outstanding Acquired Fund Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by the Acquired Fund, except to the extent that under Massachusetts law shareholders of a Massachusetts business trust may, under certain circumstances, be held personally liable for its obligations. All of the issued and outstanding Acquired Fund Shares, at the time of Closing, will be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund Shares, nor is there outstanding any security convertible into any of the Acquired Fund Shares, except as contemplated herein.

                      (q) On the Closing Date, the Acquired Fund will have full right, power and authority to sell, assign, transfer and deliver the Assets.

                      (r) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Trust's Board of Trustees; and, subject to the approval of the Acquired Fund Shareholders and assuming due execution and delivery hereof by the Company on behalf of the Acquiring Fund, this Agreement will constitute the valid and legally binding obligation of the Trust, on behalf of the Acquired Fund, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).

                      (s) The prospectus/proxy statement and statement of additional information of the Acquired Fund (the "Proxy Statement") included in the Registration Statement (as defined in paragraph 5.5) and the information incorporated by reference into the Registration Statement (in each case other than information that has been furnished by the Company) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

                  4.2. The Company, on behalf of the Acquiring Fund, represents and warrants to the Trust, on behalf of the Acquired Fund, as follows:

                      (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has power to carry on its business as it is now being conducted and to carry out this Agreement.

                      (b) The Company is registered under the 1940 Act as an open-end management investment company, of which the Acquiring Fund is a separate diversified portfolio, and such registration has not been revoked or rescinded and is in full force and effect.

                      (c)  The  Acquiring  Fund  is  a  duly   established   and
designated series of the Company.

                      (d) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the SEC thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                      (e) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in any material violation of the Charter or the Company's By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking with respect to the Acquiring Fund to which the Company is a party or by which it is bound.

                      (f) Except as otherwise disclosed in writing to and accepted by the Acquired Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Company with respect to the Acquiring Fund or any of the properties or assets thereof that, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Company knows of no facts that might form the basis for the institution of such litigation, proceeding or investigation, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects the Acquiring Fund's business or its ability to consummate the transactions contemplated herein.

                      (g) The Statement of Assets and Liabilities of the Acquiring Fund for the fiscal period ended August 31, 1996 has been audited by Ernst & Young LLP, independent auditors; such statement (a copy of which has been furnished to the Trust) is in accordance with generally accepted accounting principles, consistently applied, and such statement fairly reflects the financial condition of the Acquiring Fund as of such date; and there are no known contingent liabilities of the Acquiring Fund as of such date not reflected therein.

                      (h) Since August 31, 1996, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred; provided that, for the purposes of this subparagraph (h), a decline in net asset value per share of the Acquiring Fund shall not constitute a material adverse change.

                      (i) At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law to have been filed by such date shall have been filed, and all federal and other taxes shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof; and to the best of the Company's knowledge, no such return is currently under audit and no assessment has been asserted with respect to any such return.

                      (j) The Acquiring Fund is a "fund" as defined in section 851(h)(2) of the Code; for its taxable year ended August 31, 1996 (its first taxable year), the Acquiring Fund met all the requirements of Subchapter M for qualification and treatment as a regulated investment company; it will continue to meet all such requirements for its taxable year that includes the Closing Date; and it has no earnings and profits accumulated in any taxable year to which the provisions of Subchapter M did not apply to it.

                      (k) No consideration other than the Acquiring Fund Shares (and the Acquiring Fund's assumption of the Liabilities) will be issued in exchange for the Assets in the Reorganization.

                      (l) The Acquiring Fund has no plan or intention to issue additional Acquiring Fund Shares following the Reorganization except for shares issued in the ordinary course of its business as a series of an open-end investment company; nor does the Acquiring Fund have any plan or intention to redeem or otherwise reacquire any Acquiring Fund Shares issued to the Acquired Fund Shareholders pursuant to the Reorganization, other than through redemptions arising in the ordinary course of that business.

                      (m) The Acquiring Fund (i) will, after the Reorganization, actively continue the Acquired Fund's historic business in substantially the same manner that the Acquired Fund conducted that business before the Reorganization, (ii) has no plan or intention to sell or otherwise dispose of any of the Assets, except for dispositions made in the ordinary course of that business and dispositions necessary to maintain its status as a regulated investment company, and (iii) expects to retain substantially all the Assets in the same form as it receives them in the Reorganization, unless and until subsequent investment circumstances suggest the desirability of change or it becomes necessary to make dispositions thereof to maintain such status.

                      (n) There is no plan or intention for the Acquiring Fund to be dissolved or merged into another corporation or business trust or any "fund" thereof (within the meaning of section 851(h)(2) of the Code) following the Reorganization.

                      (o) Immediately after the Reorganization, (i) not more than 25% of the value of the Acquiring Fund's total assets (excluding cash, cash items, and U.S. government securities) will be invested in the stock and securities of any one issuer and (ii) not more than 50% of the value of such assets will be invested in the stock and securities of five or fewer issuers.

                      (p) The Acquiring Fund does not own, directly or indirectly, nor on the Closing Date will it own, directly or indirectly, nor has it owned, directly or indirectly, at any time during the past five years, any shares of the Acquired Fund.

                      (q) All issued and outstanding Acquiring Fund Shares are, and the Acquiring Fund Shares issued in the Reorganization will be, duly and validly issued and outstanding, fully paid and non-assessable by the Acquiring Fund. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares, except as contemplated herein.

                      (r) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action, if any, on the part of the Company's Board of Directors; and, subject to the approval of the Acquired Fund Shareholders and assuming due execution and delivery hereof by the Trust on behalf of the Acquired Fund, this Agreement will constitute the valid and legally binding obligation of the Company, on behalf of the Acquiring Fund, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).

                      (s) The Registration Statement and the information incorporated by reference therein (only insofar as it relates to the Acquiring Fund and is based on information furnished by the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

                  4.3. Each of the Trust, on behalf of the Acquired Fund, and the Company, on behalf of the Acquiring Fund, represents and warrants as follows:

                      (a) The fair market value of the Acquiring Fund Shares, when received by the Acquired Fund Shareholders, will be approximately equal to the fair market value of their Acquired Fund Shares constructively surrendered in exchange therefor.

                      (b) Its management (i) is unaware of any plan or intention of Acquired Fund Shareholders to redeem or otherwise dispose of any portion of the Acquiring Fund Shares to be received by them in the Reorganization and (ii) does not anticipate dispositions of those Acquiring Fund Shares at the time of or soon after the Reorganization to exceed the usual rate and frequency of dispositions of shares of the Acquired Fund as a series of an open-end investment company. Consequently, its management expects that the percentage of Acquired Fund Shareholder interests, if any, that will be disposed of as a result of or at the time of the Reorganization will be DE MINIMIS. Nor does its management anticipate that there will be extraordinary redemptions of Acquiring Fund Shares immediately following the Reorganization.

                      (c) The Acquired Fund Shareholders will pay their own expenses, if any, incurred in connection with the Reorganization.

                      (d) Immediately following consummation of the Reorganization, the Acquiring Fund will hold substantially the same assets and be subject to substantially the same liabilities that the Acquired Fund held or was subject to immediately prior thereto, plus any liabilities and expenses of the parties incurred in connection with the Reorganization.

                      (e) The fair market value on a going concern basis of the Assets will equal or exceed the Liabilities to be assumed by the Acquiring Fund and those to which the Assets are subject.

                      (f) There is no intercompany indebtedness between the Acquired Fund and the Acquiring Fund that was issued or acquired, or will be settled, at a discount.

                      (g) Pursuant to the Reorganization, the Acquired Fund will transfer to the Acquiring Fund, and the Acquiring Fund will acquire, at least 90% of the fair market value of the net assets, and at least 70% of the fair market value of the gross assets, held by the Acquired Fund immediately before the Reorganization. For the purposes of this representation, any amounts used by the Acquired Fund to pay its Reorganization expenses and redemptions and distributions made by it immediately before the Reorganization (except for (i) distributions made to conform to its policy of distributing all or substantially all of its income and gains to avoid the obligation to pay federal income tax and/or the excise tax under section 4982 of the Code and (ii) redemptions not made as part of the Reorganization) will be included as assets thereof held immediately before the Reorganization.

                      (h) None of the compensation received by any Acquired Fund Shareholder who is an employee of the Acquired Fund will be separate consideration for, or allocable to, any of the Acquired Fund Shares held by such Acquired Fund Shareholder-employee; none of the Acquiring Fund Shares received by any such Acquired Fund Shareholder-employee will be separate consideration for, or allocable to, any employment agreement; and the consideration paid to any such Acquired Fund Shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

                      (i) Immediately after the Reorganization, the Acquired Fund Shareholders will not own shares constituting "control" of the Acquiring Fund within the meaning of section 304(c) of the Code.

         5.       COVENANTS OF THE ACQUIRED FUND AND THE ACQUIRING FUND.

                  5.1. The Acquired Fund and the Acquiring Fund each will operate its respective business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include payment of customary dividends and other distributions.

                  5.2. The Trust will call a meeting of the Acquired Fund's shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

                  5.3. Subject to the provisions of this Agreement, the Acquired Fund and the Acquiring Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated herein.

                  5.4. As promptly as practicable, but in any case within sixty days after the Closing Date, the Trust shall furnish the Company, in such form as is reasonably satisfactory to the Company, a statement, certified by the Trust's President or a Vice President, of the earnings and profits of the Acquired Fund for federal income tax purposes that will be carried over to the Acquiring Fund as a result of Section 381 of the Code.

                  5.5. The Trust, on behalf of the Acquired Fund, and the Company, on behalf of the Acquiring Fund, shall cooperate in the provision of all information reasonably necessary for the preparation and filing of the registration statement of the Company relating to the Acquiring Fund Shares on Form N-14, in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended, and the 1940 Act and applicable state Blue Sky laws (the "Registration Statement"), including the Proxy Statement in connection with the meeting of the Acquired Fund's shareholders to consider approval of this Agreement and the transactions contemplated herein.

                  5.6. The Acquiring Fund and the Acquired Fund shall cooperate in the preparation and filing as promptly as practicable with the SEC of an application, in form and substance reasonably satisfactory to their respective counsel, for exemptive relief from the provisions of Section 17 of the 1940 Act, and from any other provision of the 1940 Act deemed necessary or advisable by such counsel, to permit consummation of the Reorganization as contemplated herein (the "Exemptive Application"). The Acquiring Fund and the Acquired Fund shall use all reasonable efforts to obtain the relief requested by the Exemptive Application.

                  5.7. The Acquiring Fund shall use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

         6.       CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND.

                  The obligations of the Acquiring Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

                  6.1. All representations and warranties of the Trust, on behalf of the Acquired Fund, contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated herein, as of the Closing Date with the same force and effect as if made on the Closing Date and as of the Closing.

                  6.2. The Trust, on behalf of the Acquired Fund, shall have delivered to the Company at the Closing a certificate executed in its name by its President or a Vice President, in form and substance reasonably satisfactory to the Company, to the effect that the Trust's representations and warranties, on behalf of the Acquired Fund, made in this Agreement are true and correct at and as of the Closing, except as they may be affected by the transactions contemplated herein, and as to such other matters as the Company shall reasonably request.

         7.       CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND.
                  The obligations of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

                  7.1. All representations and warranties of the Company, on behalf of the Acquiring Fund, contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated herein, as of the Closing Date with the same force and effect as if made on the Closing Date and as of the Closing.

                  7.2. The Company, on behalf of the Acquiring Fund, shall have delivered to the Trust at the Closing a certificate executed in its name by its President or a Vice President, in form and substance reasonably satisfactory to the Trust, to the effect that the Company's representations and warranties, on behalf of the Acquiring Fund, made in this Agreement are true and correct at and as of the Closing, except as they may be affected by the transactions contemplated herein, and as to such other matters as the Trust shall reasonably request.

               8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND AND THE ACQUIRING FUND.

                  If any of the conditions set forth below does not exist on or before the Closing Date with respect to the Acquired Fund or the Acquiring Fund, the other party to this Agreement, at its option, shall not be required to consummate the transactions contemplated herein.

                  8.1. This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding Acquired Fund Shares in accordance with the provisions of the Declaration of Trust and the 1940 Act.

                  8.2. On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

                  8.3. All consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities (including those of the SEC and of state Blue Sky and securities authorities) deemed necessary by the Acquired Fund or the Acquiring Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquired Fund or the Acquiring Fund.

                  8.4. The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof shall have been issued, and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

                  8.5. The relief requested by the Exemptive Application shall have been granted in form and substance reasonably satisfactory to the respective counsel for the Acquiring Fund and the Acquired Fund.

                  8.6. The Acquired Fund shall have declared a dividend and/or other distributions that, together with all previous dividends and other distributions, shall have the effect of distributing to the Acquired Fund's shareholders all of the Acquired Fund's investment company taxable income for all taxable years ending on or prior to the Closing Date and for its current taxable year through the Closing Date (computed without regard to any deduction for dividends paid) and all net capital gain realized in all such taxable years (after reduction for any capital loss carryforward).

                  8.7. The Trust and the Company shall have received an opinion of Kirkpatrick & Lockhart LLP, counsel to the Trust, in a form reasonably satisfactory to the Manager, as to the federal income tax consequences mentioned below ("Tax Opinion"). In rendering the Tax Opinion, such counsel may rely as to factual matters, exclusively and without independent verification, on the representations made in this Agreement (or in separate letters addressed to such counsel) and the certificates delivered pursuant to paragraphs 6.2 and 7.2. The Tax Opinion shall be substantially to the effect that, based on the facts and assumptions stated therein, for federal income tax purposes:

                      (a) The Acquiring Fund's acquisition of the Assets to the Acquiring Fund in exchange solely for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities, followed by the Acquired Fund's distribution of those shares to the Acquired Fund Shareholders constructively in exchange for their Acquired Fund Shares, will constitute a "reorganization" within the meaning of section 368(a)(1)(C) of the Code, and each of the Acquiring Fund and the Acquired Fund will be a "party to a reorganization" within the meaning of section 368(b) of the Code;

                      (b) No gain or loss will be recognized to the Acquired Fund on the transfer of the Assets to the Acquiring Fund in exchange solely for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities or on the subsequent distribution of those Acquiring Fund Shares to the Acquired Fund Shareholders in constructive exchange for their Acquired Fund Shares;

                      (c) No gain or loss will be recognized to the Acquiring Fund on its receipt of the Assets in exchange solely for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities;

                      (d) The Acquiring Fund's basis for the Assets will be the same as the basis of the Assets in the Acquired Fund's hands immediately before the Reorganization, and the Acquiring Fund's holding period for the Assets will include the period during which the Assets were held by the Acquired Fund;

                      (e) No gain or loss will be recognized to an Acquired Fund Shareholder on the constructive exchange of all of his, her or its Acquired Fund Shares solely for Acquiring Fund Shares pursuant to the Reorganization; and

                      (f) An Acquired Fund Shareholder's basis for the Acquiring
Fund Shares to be received by such shareholder in the Reorganization will be the same as the basis for such shareholder's Acquired Fund Shares to be constructively surrendered in exchange for those Acquiring Fund Shares; and such shareholder's holding period for those Acquiring Fund Shares will include such shareholder's holding period for those Acquired Fund Shares, provided they are held as capital assets by such shareholder on the Closing Date.

                  Notwithstanding  paragraphs (b) and (d) above, the Tax Opinion may state that no opinion is expressed as to the effect of the Reorganization on the Acquired Fund, the Acquiring Fund or any Acquired Fund Shareholder with respect to any asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

         9.       TERMINATION OF AGREEMENT.

                  9.1. This Agreement and the transactions contemplated hereby may be terminated and abandoned by resolution of the Board of Trustees of the Trust or the Board of Directors of the Company at any time prior to the Closing Date (notwithstanding any vote of the Acquired Fund's shareholders) if:

                      (a) circumstances should develop that, in the opinion of either party's Board, make proceeding with the Agreement inadvisable;

                      (b)  a  material   breach  by  the  other   party  of  any
representation, warranty or agreement contained herein has occurred; or

                      (c) a condition to the obligation of the terminating party cannot reasonably be met.

                  9.2. If this Agreement is terminated and the Reorganization is abandoned pursuant to the provisions of this Section 9, this Agreement shall become void and have no effect, without any liability on the part of any party hereto or the Trustees, Directors, officers or shareholders of the Trust or of the Acquired Fund, or of the Company or the Acquiring Fund, as the case may be, in respect of this Agreement, except that the parties shall bear the aggregate expenses of the transaction contemplated hereby in proportion to their respective net assets as of the date this Agreement is terminated or the exchange contemplated hereby is abandoned.

         10.      WAIVER.

                  At any time prior to the Closing Date, any of the foregoing conditions set forth in Sections 6, 7 and 8 may be waived by the Board of Trustees of the Trust, on behalf of the Acquired Fund, or the Board of Directors of the Company, on behalf of the Acquiring Fund, as the case may be, if, in the judgment of either, such waiver will not have a material adverse effect on the benefits intended under this Agreement to the shareholders of the Acquired Fund or of the Acquiring Fund, as the case may be.

         11.      EXPENSES OF THE REORGANIZATION.

         The Acquiring Fund and the Acquired Fund will bear the aggregate expenses incurred in connection with the Reorganization in proportion to their respective net assets as of the Closing Date; and such expenses will be charged against the assets of the relevant Fund at or before the Valuation Time.

         12.      MISCELLANEOUS.

                  12.1. None of the representations and warranties included or provided for herein shall survive consummation of the Reorganization.

                  12.2. This Agreement constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of every kind and nature between them relating to the subject matter hereof. Neither party shall be bound by any condition, definition, warranty or representation, other than as set forth or provided in this Agreement or as may be, on or subsequent to the date hereof, set forth in a writing signed by the party to be bound thereby.

                  12.3. Copies of the Declaration of Trust and of the Charter are on file with the Secretary of the Commonwealth of Massachusetts and the Secretary of State of the State of Maryland, respectively. This Agreement is executed by the undersigned officers on behalf of the Trust (on behalf of the Acquired Fund) and on behalf of the Company (on behalf of the Acquiring Fund), respectively, and not on behalf of such officers or the Trustees or Directors of either the Trust or the Company as individuals. The respective obligations of the Trust and the Company under this Agreement are not binding upon any of their respective Trustees, Directors, officers, shareholders or partners individually. The obligations of the Company hereunder are binding only upon the assets and property of the Acquiring Fund, and the obligations of the Trust hereunder are binding only upon the assets and property of the Acquired Fund.

                  12.4. This Agreement shall be governed and construed in accordance with the internal laws of the State of New York, without giving effect to principles of conflict of laws; provided, however, that the due authorization, execution and delivery of this Agreement by the Trust and the Company shall be governed and construed in accordance with the internal laws of the Commonwealth of Massachusetts and the State of Maryland, respectively, in each case without giving effect to principles of conflict of laws; and provided further that, in the case of any conflict between any such laws and the federal securities laws, the latter shall govern.

                  12.5. This Agreement may be executed in counterparts, each of which, when executed and delivered, shall be deemed to be an original.

                  12.6. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by either party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

                  IN WITNESS WHEREOF, the Trust, on behalf of the Acquired Fund, and the Company, on behalf of the Acquiring Fund, have caused this Agreement and Plan of Reorganization to be executed and attested on its behalf by its duly authorized representatives as of the date first above written.


                                                 THE DREYFUS/LAUREL FUNDS TRUST,
                                                 on behalf of
                                                 DREYFUS SPECIAL GROWTH FUND



ATTEST:/s/ Douglas C. Conroy                     By:/s/ John E. Pelletier
       ------------------------                     --------------------------
           Assistant Secretary                      Vice President


                                                 DREYFUS GROWTH AND VALUE FUNDS,
                                                 INC.,
                                                 on behalf of
                                                 DREYFUS AGGRESSIVE GROWTH FUND



ATTEST:/s/ Elizabeth Keeley                      By:/s/ Mark A. Korpe
       --------------------------                   --------------------------
         Assistant Secretary                        Vice President

                       STATEMENT OF ADDITIONAL INFORMATION

                                       OF

                         DREYFUS AGGRESSIVE GROWTH FUND
                A SERIES OF DREYFUS GROWTH AND VALUE FUNDS, INC.

                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 1-800-645-6561

                             DATED FEBRUARY 12, 1997


         This Statement of Additional Information, which is not a Prospectus, relates to the acquisition of the Investor and Class R Shares of Dreyfus Special Growth Fund (the "Acquired Fund"), a portfolio of The Dreyfus/Laurel Funds Trust (formerly known as The Laurel Funds Trust and also formerly known as The Boston Company Fund), by Dreyfus Aggressive Growth Fund (the "Acquiring Fund"), a portfolio of Dreyfus Growth and Value Funds, Inc. (formerly known as Dreyfus Focus Funds, Inc.) and supplements and should be read in conjunction with the Prospectus/Proxy Statement dated February 12, 1997 (the "Proxy Statement"). To obtain a copy of the Proxy Statement, please write to the Acquiring Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11566-0144, or call toll-free 1-800-645-6561.

         This Statement of Additional Information incorporates by reference the following documents, a copy of each of which accompanies this Statement of Additional Information:

         A. The Statement of Additional Information of the Acquiring Fund dated December 16, 1996, including the Acquiring Fund's audited financial statements for the fiscal period ended August 31, 1996, previously filed on EDGAR, Accession number 0000914775-96-000033.

         B. The Statement of Additional Information of the Acquired Fund dated May 1, 1996, previously filed on EDGAR, Accession number 0000053808-96-000017.

         C. The audited financial statements of the Acquired Fund for the fiscal year ended December 31, 1995, which are included in the Acquired Fund's Annual Report for the period ending December 31, 1995, previously filed on EDGAR, Accession number 0000053808-96-000005.

         D. The unaudited financial statement of the Acquired Fund as at June 30, 1996, which are included in the Acquired Funds Semi-Annual Report for the period ending June 30, 1996, previously filed in EDGAR, Accession number 0000053808-96-000018.

         The following are pro forma financial statements of the Acquiring Fund and the Acquired Fund giving effect to the proposed Reorganization described in the Proxy as of August 31, 1996:

PRO FORMA STATEMENT OF INVESTMENTS
DREYFUS AGGRESSIVE GROWTH FUND
AUGUST 31, 1996 (UNAUDITED)

                                                        SHARES/PRINCIPAL                               VALUE
                                                           AMOUNT
                                                   ----------------------------  --------------------------------------------------
                                                    DREYFUS    DREYFUS                DREYFUS        DREYFUS
                                                   AGGRESSIVE  SPECIAL              AGGRESSIVE       SPECIAL
                                                    GROWTH     GROWTH                 GROWTH         GROWTH
                                                     FUND       FUND     TOTAL         FUND           FUND    ADJUSTMENT    TOTAL
                                                   --------   --------   -------  -------------    ---------  ----------  ----------

Common Stocks--109.8%


Commercial
  Services--7.9%  Corrections Corporation of
                     America...................(a)  150,000               150,000    $4,837,500    $         $            $4,837,500
                   Katz Digital Technologies...     150,000               150,000       637,500                              637,500
                   NuCo2.......................(a)  130,000               130,000     3,380,000                            3,380,000
                   PC Service Source...........(a)  115,000               115,000     1,610,000                            1,610,000
                   Quintel Entertainment.......     250,000     320,000   570,000     1,625,000   2,080,000                3,705,000
                                                                                    -----------   ---------  --------      ---------
                                                                                     12,090,000   2,080,000               14,170,000
                                                                                    -----------   ---------  --------     ----------
Consumer
  Durables--1.5%  Black Rock Golf..............     140,000               140,000       805,000                              805,000
                  Diamond Home Services........                 60,000     60,000                 1,860,000                1,860,000
                                                                                    -----------   ---------  --------      ---------
                                                                                        805,000   1,860,000                2,665,000
                                                                                    -----------   ---------  --------     ----------

Consumer Non-
  Durables--8.2%  DonnKenny....................                 70,000     70,000                 1,233,750                1,233,750
                  Quicksilver..................                 50,000     50,000                 1,175,000                1,175,000
                  Ultrafem.....................      265,000   265,000    530,000     5,962,500   5,962,500               11,925,000
                  Vista 2000...................(a)   350,000   310,000    660,000       218,750     193,750                  412,500
                                                                                    -----------  ----------  --------     ----------
                                                                                      6,181,250   8,565,000               14,746,250
                                                                                    -----------  ----------  --------     ----------
Consumer
  Services--14.7% Alma International...........(a) 1,000,000   300,000  1,300,000     3,000,000     900,000                3,900,000
                  Casino Data Systems..........(a)   210,000   145,000    355,000     3,858,750   2,664,375                6,523,125
                  Checkfree....................      170,000              170,000     2,826,250                            2,826,250
                  Cinar Films, Cl. B...........(a)   205,000   120,000    325,000     4,894,375   2,865,000                7,759,375
                  Koo Koo Roo..................(a)    75,000   180,000    255,000       590,625   1,417,500                2,008,125
                  Metromedia International
                   Group.......................                150,000    150,000                 1,687,500                1,687,500
                  Wiztec Solutions.............      250,000              250,000     1,781,250                            1,781,250
                                                                                    -----------   ---------  -------      ----------
                                                                                     16,951,250   9,534,375               26,485,625
                                                                                    -----------   ---------  -------      ----------
Electronic
 Technology--8.2% Advanced Photonix, Cl. A.....(a)   420,000              420,000     1,443,750                            1,443,750
                  Gilat Satellite
                    Networks...................(a)   220,000              220,000     4,317,500                            4,317,500
                  MRV Communications...........(a)   150,000   50,000     200,000     2,997,656    999,219                 3,996,875
                  Personal Computer Products...(a) 1,325,000  100,000   1,425,000     2,442,969    184,375                 2,627,344
                  Tridex.......................(a)   150,000              150,000     1,490,625                            1,490,625
                  TSL Holdings.................                    10          10                        0                         0
                  Voice Control Systems........(a)            150,000     150,000                  881,250                   881,250
                                                                                    -----------   --------  -------       ----------
                                                                                     12,692,500  2,064,844                14,757,344
                                                                                    -----------  ---------  -------       ----------
Energy
 Minerals--1.5%   Rutherford-Moran Oil.........      110,000              110,000     2,681,250                            2,681,250
                                                                                    -----------  ---------  -------       ----------
Finance--7.8%     American Medical
                    Technologies...............(a)   350,000              350,000       765,625                              765,625
                  ASTA Funding.................       40,000               40,000       220,000                              220,000
                  Executive Risk...............       75,000               75,000     2,578,125                            2,578,125
                  Frontier Insurance Group.....      110,000              110,000     4,290,000                            4,290,000
                  Hooper Holmes................      205,000  114,800     319,800     2,613,750  1,463,700                 4,077,450
                  Security First Network Bank..       30,600               30,600       833,850                              833,850
                  Titan Holdings...............       84,000               84,000     1,197,000                            1,197,000
                                                                                    -----------  ---------  -------       ----------
                                                                                     12,498,350  1,463,700                13,962,050
                                                                                    -----------  ---------  -------       ----------

Health
 Services--8.9%   Atlantic Pharmaceuticals.....(b)   140,000              140,000       966,875                              966,875
                  Complete Management..........      310,000   43,000     353,000     4,766,250    661,125                 5,427,375
                  Comprehensive Care...........(a)   130,000              130,000     1,088,750                            1,088,750
                  Core.........................(a)   152,500  175,000     327,500     1,544,063  1,771,875                 3,315,938
                  HemaCare.....................(a)   325,000              325,000       690,625                              690,625
                  Northstar Health Services....       15,500               15,500        27,125                               27,125
                  OncorMed.....................(a)   250,000  100,000     350,000       843,750    337,500                 1,181,250
                  OnGard Systems...............(a)   220,000  175,000     395,000       797,500    634,375                 1,431,875
                  Pace Health Management
                    Systems....................(a)   200,000  200,000     400,000       925,000    925,000                 1,850,000
                                                                                     ----------   ---------  --------      ---------
                                                                                     11,649,938  4,329,875                15,979,813
                                                                                     ----------  ----------  --------     ----------

Health
Technology--18.6% Amgen.......................                 38,000      38,000                2,213,500                 2,213,500
                  Avigen......................       290,000              290,000     1,758,125                            1,758,125
                  BioCryst Pharmaceuticals....(a)    280,000              280,000     4,235,000                            4,235,000
                  Bone Care International.....       130,000              130,000       780,000                              780,000
                  Boston Life Sciences........(a)  1,000,000            1,000,000       843,750                              843,750
                  ChiRex......................        50,000               50,000       612,500                              612,500
                  Cytoclonal Pharmaceutics....       135,000              135,000       523,125                              523,125
                  Cytoclonal
                    Pharmaceutics,
                    Cl. C (Warrants)..........       200,000              200,000       275,000                              275,000
                  Fuisz Technologies..........       270,000  180,000     450,000     4,860,000   3,240,000                8,100,000
                  MacroChem...................(a)    240,000  300,000     540,000       960,000   1,200,000                2,160,000
                  Microvision.................       140,000              140,000       787,500                              787,500
                  Microvision (Warrants)......       140,000              140,000       323,750                              323,750
                  NeoPharm....................        60,000               60,000       855,000                              855,000
                  NeoPharm (Warrants).........        12,500               12,500       100,000                              100,000
                  Oncor.......................       550,000              550,000     2,750,000                            2,750,000
                  Teva Pharmaceutical
                    Industries................                 20,000      20,000                   728,750                  728,750
                  VIMRx Pharmaceuticals.......(a)  1,150,000  100,000   1,250,000     5,246,875     456,250                5,703,125
                  Virus Research Institute....       125,000              125,000       812,500                              812,500
                                                                                    -----------  ----------  -------      ----------
                                                                                     25,723,125   7,838,500               33,561,625
                                                                                    -----------  ----------  -------      ----------
Industrial
 Services--9.1%   Commodore Applied
                    Technologies..............       525,000  200,000     725,000     4,725,000   1,800,000                6,525,000
                  Commodore Applied
                    Technologies (Warrants)...       300,000   50,000     350,000       900,000     150,000                1,050,000
                  ERD Waste...................(a)    285,000              285,000     2,155,312                            2,155,312
                  Global Marine...............                180,000     180,000                 2,587,500                2,587,500
                  Sonat Offshore..............                 25,000      25,000                 1,365,625                1,365,625
                  Varco International.........                170,000     170,000                 2,741,250                2,741,250
                                                                                    -----------  ----------  -------      ----------
                                                                                      7,780,312   8,644,375               16,424,687
                                                                                    -----------  ----------  -------      ----------

Process
Industries--2.5%  Chromatics Color
                   Science International.....(a)  240,000     210,000     450,000       750,000    656,250                1,406,250
                  Crompton & Knowles.........                 125,000     125,000     1,875,000                           1,875,000
                  Ocal.......................     150,000     230,000     380,000       515,625    790,625                1,306,250
                                                                                    -----------  ----------  -------      ---------
                                                                                      3,140,625  1,446,875                4,587,500
                                                                                    -----------  ----------  -------      ---------

Producer           Motorcar Parts &
Manufacturing--.3% Accessories...............(a)   50,000                  50,000       612,500                             612,500
                                                                                    -----------  ----------  -------       --------
Retail Trade--.2%  CML Group                      100,000                 100,000       412,500                             412,500
                                                                                    -----------  ----------  -------       ---------

Technology
Services--18.5%    Aspen Tech Inc............                  25,000      25,000                 1,731,250                1,731,250
                   IMNET Systems.............(a)  210,000      70,000     280,000     3,963,750   1,321,250                5,285,000
                   McAfee Associates.........                  62,000      62,000                 3,696,750                3,696,750
                   Mercury Interactive.......(a)  425,000     180,000     605,000     5,950,000   2,520,000                8,470,000
                   Microware Systems.........     260,000                 260,000     5,362,500                            5,362,500
                   Safeguard Scientifics.....(a)   70,000                  70,000     2,257,500                            2,257,500
                   Systems of Excellence.....(a)  500,000                 500,000     1,040,000                            1,040,000
                   Registry..................      22,000                  22,000       731,500                              731,500
                   TriTeal...................     325,000                 325,000     4,631,250                            4,631,250
                                                                                   ------------   --------- -------       ----------
                                                                                     23,936,500   9,269,250               33,205,750
                                                                                   ------------   --------- -------       ----------

Utilities-- 1.9%   AMNEX....................(a)   250,000     300,000     550,000       859,375   1,031,250                1,890,625
                   Noram Energy.............                  100,000     100,000                 1,462,500                1,462,500
                                                                                   ------------  ---------- -------        ---------
                                                                                        859,375   2,493,750                3,353,125
                                                                                   ------------  ---------- -------     ------------
                     Total Common Stocks                                           $138,014,475 $59,590,544 $           $197,605,019
                     (cost $200,149,340)                                           ============ =========== =======     ============


U.S. Treasury
Bills--.6%          5.21%,09/19/96..........                   70,000      70,000                    69,811                   69,811
                    5.06%,10/03/96..........                   45,000      45,000                    44,793                   44,793
                    5.02%,10/10/96..........                   51,000      51,000                    50,713                   50,713
                    5.30%,10/17/96..........                   19,000      19,000                    18,875                   18,875
                    5.14%,11/07/96..........                  280,000     280,000                   277,301                  277,301
                    5.15%,11/14/96..........                  502,000     502,000                   496,664                  496,664
                    5.07%,11/29/96..........                   70,000      70,000                    69,099                   69,099
                      Total Short-Term                                             ------------   --------- -------      -----------
                      Investments (cost $1,027,837)                                               1,027,255                1,027,255
                                                                                   ============   ========= =======      ===========

TOTAL INVESTMENTS (cost $146,067,532,
$55,109,645 and $201,177,177 respectively)                                 110.2%  $138,014,475 $60,617,799 $   -      $ 198,632,274
                                                                        =========  ============ =========== ========    ============
LIABILITIES, LESS CASH AND RECEIVABLES......                               (10.2%) $(18,673,939)$  (87,652) $344,388   $(18,417,203)
                                                                        =========  ============ =========== ========   =============

NET ASSETS                                                                 100.0%  $119,340,536 $60,530,147 $344,388   $180,215,071
                                                                        =========  ============ =========== ========   =============


Notes to Pro Forma Statement of Investments:

(a)  Non-income producing.

(b) Security restricted as to public resale. Investment in restricted security, with an aggregate of $966,875, represents approximately .54% of pro forma net assets;



                                                                       PERCENTAGE OF
                                 ACQUISION            PURCHASE          PRO FORMA
ISSUER                              DATE                PRICE           NET ASSETS           VALUATION*
------                           ---------            --------        -------------          ---------

Atlantic Pharmaceuticals.....     08/16/96             $6.12               .54%                15% discount
                                                                                               to market value

* The valuation of this security has been determined in good faith under the direction of the Board of Directors.



                  See notes to proforma financial statements.

PRO FORMA STATEMENT OF ASSETS AND
LIABILITIES
AUGUST 31, 1996 (UNAUDITED)


                                                             DREYFUS        DREYFUS
                                                            AGGRESSIVE      SPECIAL                       PRO-FORMA
                                                             GROWTH         GROWTH                         COMBINED
                                                               FUND          FUND        ADJUSTMENTS       (NOTE 1)
                                                            ----------      -------      -----------     -----------

ASSETS:
   Investments in securities, at value
     --see statement ...............................        $ 138,014,475   $60,617,799   $     -       $ 198,632,274
 Cash...............................................              145,111        (2,354)        -             142,757
 Dividends and interest receivable..................                8,010        11,954         -             19,964
 Receivable for shares of Common Stock subscribed ..            1,117,777        -              -          1,117,777
 Prepaid expenses...................................               31,335        -              -             31,335
 Due from The Dreyfus Corporation...................               -             -             171,441       171,441
                                                             -------------  ------------  ------------- -------------
 Total Assets.......................................          139,316,708    60,627,399        171,441    200,115,548
                                                             -------------  ------------  ------------- -------------

LIABILITIES:
   Due to The Dreyfus Corporation and affiliates....              113,203         66,642      (179,845)        -
   Due to Distributor...............................               24,612         12,418         -             37,030
   Bank loans payable...............................           16,599,850         -              -         16,599,850
   Payable for Common Stock redeemed................            2,862,868         18,192         -          2,881,060
   Payable for investment securities purchased......              165,400         -              -            165,400
   Loan commitment fees and interest payables.......              119,451         -              -            119,451
   Accrued expenses and other liabilities...........               90,788         -              6,898         97,686
                                                             -------------  ------------  ------------- -------------
      Total Liabilities.............................           19,976,172         97,252      (172,947)    19,900,477
                                                             -------------  ------------  ------------- -------------
NET ASSETS..........................................        $ 119,340,536   $ 60,530,147   $   344,388  $ 180,215,071
                                                             =============  ============  ============= =============

REPRESENTED BY:
   Paid-in capital..................................        $ 129,548,179   $ 49,068,094   $   344,388* $ 178,960,661
   Accumulated net realized gain (loss)
     on investments.................................           (2,154,586)     5,953,908         -          3,799,322
   Accumulated net unrealized appreciation
     (depreciation) on investments and
     foreign currency transactions..................           (8,053,057)     5,508,145         -         (2,544,912)
                                                             -------------  ------------  ------------- -------------
NET ASSETS, at value................................        $ 119,340,536   $ 60,530,147   $   344,388  $ 180,215,071
                                                             =============  ============  ============= =============

Shares of Common Stock outstanding:
Aggressive Growth Fund..............................            5,256,078                    2,665,352**  7,921,430
                                                             =============
Special Growth Fund.................................                           3,274,669     (3,274,669)       -
                                                                            ============

NET ASSET VALUE per share:
Aggressive Growth Fund
  Common Shares
     ($119,340,536/5,256,078 shares)...............         $      22.71
                                                             =============
Special Growth Fund
  Investor Shares
     ($56,049,660/3,035,269 shares)................                           $    18.47
                                                                            ============
  Class R shares
     ($4,480,487/239,400 shares)...................                           $    18.72
                                                                            ============
Proforma Combined Portfolio
     ($180,215,071/7,921,430 shares)...............                                                      $    22.75
                                                                                                         ==========

------------------------------------
* Represents the net income effect of pro forma adjustments. This offsets the reclassification of $870,654 of investment loss - net of the Dreyfus Special Growth Fund to paid-in capital.

** Assumes the issuance of 2,665,352 shares applicable to common stockholders of the Dreyfus Special Growth Fund.

                  See notes to pro forma financial statements.

PRO FORMA STATEMENT OF OPERATIONS
FOR THE YEAR ENDED AUGUST 31, 1996 (UNAUDITED)

                                                                DREYFUS        DREYFUS
                                                               AGGRESSIVE      SPECIAL                       PRO-FORMA
                                                                 GROWTH        GROWTH                         COMBINED
                                                                 FUND*          FUND       ADJUSTMENTS       (NOTE 1)
                                                             ------------     ---------    ------------      ---------

Investment Income:
   Income:
    Interest..............................................     $  110,148     $  166,382   $    -            $  276,530
    Cash dividends net of $3,333 foreign taxes at
      source for the Dreyfus Special Growth Fund..........         75,605        138,033        -               213,638
                                                             ------------    -----------  -----------       -----------
      Total Income........................................        185,753        304,415        -               490,168
                                                             ------------    -----------  -----------       -----------
   Expenses:
     Management fee.......................................     $  352,634     $  788,587   $ (311,383)(a,c)  $  829,838
     Shareholder servicing costs..........................        187,457          -          196,263 (b,c)     383,720
     Interest.............................................        119,374          -            -               119,374
     Registration fees....................................         51,983          -            1,727 (c)        53,710
     Legal fees...........................................         28,873          -            -                28,873
     Custodian fees.......................................         14,315          -            8,021 (c)        22,336
     Director's fees and expenses.........................         13,713         10,372      (10,372)(f)        13,713
     Auditing fees........................................         12,800          -              185 (c)        12,985
     Prospectus and shareholders' reports.................         12,138          -            6,875 (c)        19,013
     Loan commitment fees.................................          5,139          -            -                 5,139
     Distribution fees....................................          -            160,238     (160,238)(d)             0
     Miscellaneous........................................          1,010          -              462 (c)         1,472
                                                              -----------    -----------  -----------       -----------
                                                                  799,436        959,197     (268,460)        1,490,173
     Less--expense reimbursement from Manager due to
       undertakings.......................................         86,505          -           75,928 (e)       162,433
                                                              -----------    -----------  ------------      -----------
          Total Expenses..................................        712,931        959,197     (344,388)        1,327,740
                                                              -----------    -----------  ------------      -----------
          INVESTMENT INCOME (LOSS)--NET                          (527,178)      (654,782)     344,388          (837,572)
                                                              -----------    -----------  ------------      -----------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
   Net realized gain (loss) on investments:
     Long transactions (including foreign
        currency transactions)...........................     $(2,195,261)   $10,035,586      -            $ 7,840,325
     Short sale transactions.............................          40,675          -          -                 40,675
     Forward currency exchange contracts.................         -                  326      -                    326
                                                             ------------    -----------  -----------      -----------
     Net Realized gain (loss)............................      (2,154,586)    10,035,912      -              7,881,326
                                                             ------------    -----------  -----------      -----------
   Net unrealized (depreciation) on investments
       and foreign currency transactions.................      (8,053,057)    (8,390,998)     -            (16,444,055)
                                                             ------------    -----------  -----------      -----------
         NET REALIZED AND UNREALIZED (LOSS)
           ON INVESTMENTS................................     (10,207,643)     1,644,914      -             (8,562,729)
                                                             ------------    -----------  -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
OPERATIONS...............................................    $(10,734,821)   $   990,132  $   344,388     $ (9,400,301)
--------------------------                                   ============    ===========  ===========     ============

* From September 29, 1995 (commencement of operations) to August 31, 1996.

(a) Total combined average net assets for the period ended August 31, 1996 multiplied by the management fee of .75%.
(b) Total combined average net assets for the period ended August 31, 1996 multiplied by the shareholder servicing fees of .25%.
(c) Represents a reclassification of costs due to the prior existence of a unitary fee structure that is being eliminated.
(d) Represents the elimination of distribution fees.
(e) Reflects the effects of an increase in expense reimbursement resulting from a 1.20% expense limitation.
(f) Reflects reduction in expenses due to elimination of duplicative services.

                  See notes to pro forma financial statements.

DREYFUS AGGRESSIVE GROWTH FUND
--------------------------------------------------------------------------------
NOTES TO PRO FORMA FINANCIAL STATEMENTS (Unaudited)

NOTE 1 - BASIS OF COMBINATION:

    On October 31, 1996 the Boards of Dreyfus Growth and Value Funds, Inc. (DGV) and Dreyfus Special Growth Fund approved an Agreement and Plan of Reorganization whereby, subject to approval by the shareholders of Dreyfus Special Growth Fund. Dreyfus Aggressive Growth Fund, a series of DGV, will acquire all the assets of the Dreyfus Special Growth Fund subject to the liabilities of such Series, in exchange for a number of shares equal to the pro rata net assets of shares of the Dreyfus Aggressive Growth Fund (the "Merger").

    The Merger will be accounted for as a tax free merger of investment companies. The pro forma combined financial statements are presented for the information of the reader and may not necessarily be representative of what the actual combined financial statements would have been had the reorganization occurred at August 31, 1996. The unaudited pro forma statements of investments, and of assets and liabilities reflect the financial position of Dreyfus Aggressive Growth Fund and Dreyfus Special Growth Fund at August 31, 1996. The unaudited pro forma statement of operations reflect the results of operations of the respective series of Dreyfus Aggressive Growth Fund for the period of September 29, 1995 (commencement of operations) to August 31, 1996 and Dreyfus Special Growth Fund for the year ended August 31, 1996. These statements have been derived from the Funds' respective books and records utilized in calculating daily net asset value at the dates indicated above for Dreyfus Aggressive Growth Fund and Dreyfus Special Growth Fund under generally accepted accounting principles. The historical cost of investment securities will be carried forward to the surviving entity and results of operations of Dreyfus Aggressive Growth Fund for pre-combination periods will not be restated.

    The pro forma statements of investments, assets and liabilities and operations should be read in conjunction with the historical financial statements of the Funds included or incorporated by reference in the Statements of Additional Information.

NOTE 2 - PORTFOLIO VALUATION:

    Investments in securities (including options and financial futures) are valued at the last sale price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

    Most debt securities (excluding short-term investments) are valued each business day by an independent pricing service ("Service") approved by the Board. Debt securities for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other debt securities are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions.

NOTE 3 - CAPITAL SHARES:

     The pro forma net asset value per share assumes 2,665,352 additional shares of Common Stock of Dreyfus Aggressive Growth were issued in connection with the proposed acquisition of Dreyfus Special Growth Fund by Dreyfus Aggressive Growth Fund as of August 31, 1996. The number of additional shares issued was calculated by dividing the net assets of Dreyfus Special Growth Fund at August 31, 1996 by the net asset value per share of Dreyfus Aggressive Growth Fund at August 31, 1996 of $22.71 for Common Shares. The pro forma combined number of shares outstanding of 7,921,430 consists of the 2,665,352 shares issuable to Dreyfus Special Growth Fund the merger and 5,256,078 shares of Dreyfus Aggressive Growth Fund outstanding at August 31, 1996.

NOTE 4 - PRO FORMA OPERATING EXPENSES:

    The accompanying pro forma financial statements reflect changes in fund shares as if the merger had taken place on August 31, 1996. Adjustments were made to reflect the elimination of the unitary fee structure of Dreyfus Special Growth Fund and for duplicated services that would not have been incurred if the merger took place on September 29, 1995. In addition, the accompanying pro forma financial statements reflect the undertaking by Dreyfus to limit the Acquiring Fund's Total Fund Operating Expenses to 1.20% of the Acquiring Fund's average daily net assets for a period of two years following the completion of the Reorganization.

NOTE 5 - MERGER COSTS:

    Merger costs are estimated at approximately $82,000 and are not included in the pro forma statement of operations since these costs are not reoccurring. These costs represent the estimated expense of both Funds carrying out their obligations under the Agreement and Plan of Reorganization and consist of management's estimate of legal fees, accounting fees, printing costs and mailing charges related to the proposed merger.

NOTE 6 - FEDERAL INCOME TAXES:

    Each Fund has elected to be taxed as a "regulated investment company" under the Internal Revenue Code. After the Merger, Dreyfus Aggressive Growth Fund intends to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the provisions available to certain investment companies, as defined in applicable sections of the Internal Revenue Code, and to make distributions of taxable income sufficient to relieve it from all, or substantially all, Federal income taxes.

    The identified cost of investments for the Funds is substantially the same for both financial accounting and federal income tax purposes. The tax cost of investments will remain unchanged for the combined entity.

    The Dreyfus Special Growth Fund will distribute substantially all its investment income and any realized gains prior to the merger date.

                      DREYFUS GROWTH AND VALUE FUNDS, INC.
                                     PART C

Item 15.  Indemnification.

         The Statement as to the general effect of any contract, arrangements or statute under which a director, officer, underwriter or affiliated person of the Registrant is insured or indemnified in any manner against any liability which may be incurred in such capacity, other than insurance provided by any director, officer, affiliated person or underwriter for their own protection, is incorporated herein by reference to Item 27 of Part II of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A, filed under the Securities Act of 1933 on December 22, 1993.

         Reference is also made to the Distribution Agreement, which is incorporated by reference to Exhibit 7 of this Registration Statement.


Item 16.  Exhibits

         1 Registrant's Articles of Incorporation and Articles of Amendment are incorporated herein by reference to Exhibit 1 of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A, filed under the Securities Act of 1933 on December 22, 1993, and Exhibits 1(b) and 1(c) of Post-Effective Amendment No. 5 to the Registrant's Registration Statement of Form N-1A, filed under the Securities Act of 1933 on September 27, 1995 ("Post Effective Amendment No. 5").

         2 Registrant's By-Laws are as amended, are incorporated herein by reference to Exhibit 2 of Post-Effective Amendment No. 5.

         3        Not Applicable.

         4 The Agreement and Plan of Reorganization is filed herewith as Appendix A to Part A of this Registration Statement.

         5        Not Applicable.

         6(a) Registrant's Management Agreement is incorporated herein by reference to Exhibit 5(a) of Post-Effective Amendment No. 5.

         6(b)     Registrant's Sub-Investment Advisory Agreement is incorporated
                  herein  by  reference   to  Exhibit  5(b)  of   Post-Effective
                  Amendment No. 5.

         7(a) Registrant's Distribution Agreement is incorporated herein by reference to Exhibit 6 of Post-Effective Amendment No. 5.

         7(b) Registrant's Shareholder Services Plan Agreements are incorporated by reference to Exhibit 6(b) of Post-Effective Amendment No. 6 to the Registration Statement on Form N-1A, filed under the Securities Act of 1933 on February 16, 1996 ("Post-Effective Amendment No. 6").

         8        Not Applicable.

         9        Registrant's   Amended  and  Restated  Custody   Agreement  is
                  incorporated   herein  by   reference   to  Exhibit   8(a)  of
                  Post-Effective Amendment No. 5.

         10       Not Applicable.

         11(a) Opinion of Stroock & Stroock & Lavan, Counsel to Registrant, as to the legality of the securities being registered is incorporated herein by reference to Exhibit 10 of Post-Effective Amendment No. 6.

         11(b)    Consent of Stroock & Stroock & Lavan, counsel to Registrant.

         12       Tax opinion and consent of Kirkpatrick & Lockhart LLP.

         13 Registrant's Shareholder Services Plan is incorporated herein by reference to Exhibit 9 of Post-Effective Amendment No. 5.

         14(a) Consent of Ernst & Young LLP, Independent Auditors to Registrant, as to the use of their report dated September 27, 1996, concerning the financial statements of Dreyfus Aggressive Growth Fund dated August 31, 1996.

         14(b) Consent of KPMG Peat Marwick LLP, Independent Auditors to The Dreyfus/Laurel Funds Trust, as to the use of their report dated February 6, 1996 concerning the financial statements of Dreyfus Special Growth Fund dated December 31, 1995.

         14(c) Consent of Stroock & Stroock & Lavan, Counsel to Registrant, as to the use of its opinion as to the legality of the securities being registered and as to the use of its name as Counsel to such Fund. SEE Exhibit 11(b).

         14(d) Consent of Kirkpatrick & Lockhart LLP as to the use of its tax opinion. See Exhibit 12.

         15       Not Applicable.

         16(a)    Powers  of  Attorney  of  the   Directors   and  officers  are
                  incorporated by reference herein to Other Exhibits (a) of Post-Effective Amendment No. 6.

         16(b) Certificate of Secretary are incorporated by reference herein to Other Exhibits (b) of Post-Effective Amendment No. 6.

         17(a)    Form of Proxy Card.

         17(b) Registrants's Declaration of Rule 24f-2 filed on December 29, 1994 (Accession No. 0000914775-94-000016) is incorporated herein by reference.

Item 17.  Undertakings.

         1 The undersigned Registrant agrees that prior to any public offering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         2 The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES


As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant, in the City of Boston and the Commonwealth of Massachusetts, on the 31st day of December, 1996.

                                        DREYFUS GROWTH AND VALUE FUNDS, INC.


                                        /s/ Marie E. Connolly*
                                    By: ________________________________
                                        Marie E. Connolly
                                        President

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. This instrument may be executed in one or more counterparts, all of which shall together constitute a single instrument.




Signatures                                  Title                               Date
----------                                  -----                               ----


/s/ Marie E. Connolly*              President, Treasurer                       12/31/96
________________________            (Principal Executive, Finan-
Marie E. Connolly                   cial and Accounting Officer)


/s/ Joseph S. DiMartino*
_________________________           Director                                   12/31/96
Joseph S. DiMartino


/s/ John M. Fraser, Jr.*
_________________________           Director                                   12/31/96
John M. Fraser, Jr.


/s/ Ehud Houminer*
_________________________           Director                                   12/31/96
Ehud Houminer


/s/ Gloria Messinger*
__________________________          Director                                   12/31/96
Gloria Messinger




/s/ David J. Mahoney*
__________________________          Director                                   12/31/96
David J. Mahoney


*By:     /s/ Elizabeth Keeley
         ----------------------
         Attorney-in-Fact


                                  EXHIBIT INDEX

         EXHIBITS:
         ---------


         11(b)    Consent of Stroock & Stroock & Lavan,  Counsel to  Registrant.

         12       Tax opinion and consent of Kirkpatrick & Lockhart LLP.

         14(a) Consent of Ernst & Young LLP, Independent Auditors to Registrant, as to the use of their report dated September 27, 1996, concerning the financial statements of Dreyfus Aggressive Growth dated August 31, 1996.

         14(b) Consent of KPMG Peat Marwick LLP, Independent Auditors to The Dreyfus/Laurel Funds Trust, as to the use of their report dated February 6, 1996, concerning the financial statements of Dreyfus Special Growth Fund dated December 31, 1995.

         17(a)    Form of Proxy Card.